SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For August, 2019
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ITR - Quarterly Financial Form - 6/30/2019 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Table of contents

Company Information
Capital Breakdown	1
Cash Proceeds	2
Parent Company’s Financial Statements
Statement of Financial Position - Assets	3
Statement of Financial Position - Liabilities	4
Income Statement	6
Statement of Comprehensive Income	8
Statement of Cash Flows	9
Statement of Changes in Equity
1/01/2019 to 6/30/2019	11
1/01/2018 to 6/30/2018	12
Statement of Value Added	13
Comments on the Company’s Performance	14
Notes to the Interim Financial Information	23
Comments on the Company’s Projections	86
Other Information Deemed as Relevant by the Company	87
Reports and Statements
Unqualified Reports on Special Review	89
Executive Officers’ Statement on the Financial Statements	90
Executive Officers’ Statement on the Report of Independent Public Accounting Firm	91

ITR - Quarterly Financial Form - 6/30/2019 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Company Information / Capital Breakdown

Number of Shares	Current Quarter
(Units)	6/30/2019
Paid-in Capital
Common	683,509,869
Preferred	0
Total	683,509,869
Treasury Shares
Common	0
Preferred	0
Total	0

ITR - Quarterly Financial Form - 6/30/2019 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Company Information / Cash Proceeds

Event	Approval	Proceeds	Date of Payment	Type of Share	Class of Share	Proceed per Share (Reais / Share)
Board of Directors’ Meeting	3/28/2019	Interest on Equity	6/28/2019			1.15900

ITR - Quarterly Financial Form - 6/30/2019 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Parent Company’s Financial Statements / Statement of Financial Position - Assets (R$ thousand)

Code	Description	Current Quarter	Previous Year
		6/30/2019	12/31/2018
1	Total Assets	43,984,577	43,565,118
1.01	Current Assets	5,227,461	5,602,242
1.01.01	Cash and Cash Equivalents	2,663,892	3,029,191
1.01.03	Accounts Receivable	2,135,340	2,017,481
1.01.03.01	Trade Receivables	1,964,557	1,843,333
1.01.03.02	Other Receivable	170,783	174,148
1.01.03.02.01	Related-Party Balances	170,783	174,148
1.01.04	Inventories	120,393	65,596
1.01.06	Recoverable Taxes	204,554	380,703
1.01.06.01	Current Recoverable Taxes	204,554	380,703
1.01.08	Other Current Assets	103,282	109,271
1.01.08.03	Other	103,282	109,271
1.01.08.03.01	Restricted Cash	24,670	31,900
1.01.08.03.20	Other Receivables	78,612	77,371
1.02	Noncurrent Assets	38,757,116	37,962,876
1.02.01	Long-Term Assets	8,219,247	8,590,597
1.02.01.04	Accounts Receivable	187,523	209,083
1.02.01.04.01	Trade Receivables	187,523	209,083
1.02.01.09	Receivables from Related Parties	670,879	669,102
1.02.01.09.03	Receivables from Controlling Shareholders	670,879	669,102
1.02.01.10	Other Noncurrent Assets	7,360,845	7,712,412
1.02.01.10.04	Escrow Deposits	166,304	152,018
1.02.01.10.05	Water National Agency (ANA)	43,798	49,136
1.02.01.10.06	Contract Asset	7,038,088	7,407,948
1.02.01.10.20	Other Receivables	112,655	103,310
1.02.02	Investments	108,414	92,207
1.02.02.01	Equity Investments	60,819	44,587
1.02.02.01.03	Equity Investments in Jointly-Owned Subsidiaries	60,819	44,587
1.02.02.02	Investment Properties	47,595	47,620
1.02.03	Property, Plant and Equipment	283,957	267,612
1.02.04	Property, Plant and Equipment	30,145,498	29,012,460
1.02.04.01	Intangible Assets	30,145,498	29,012,460
1.02.04.01.01	Concession Agreements	4,107,649	5,305,353
1.02.04.01.02	Program Contracts	11,415,303	9,857,480
1.02.04.01.03	Service Contracts	14,044,317	13,391,452
1.02.04.01.04	Software License of Use	491,531	458,175
1.02.04.01.05	Right of Use	86,698	0

ITR - Quarterly Financial Form - 6/30/2019 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Parent Company’s Financial Statements / Statement of Financial Position - Liabilities (R$ thousand)

Code	Description	Current Quarter	Previous Year
		6/30/2019	12/31/2018
2	Total Liabilities	43,984,577	43,565,118
2.01	Current Liabilities	4,450,522	5,398,632
2.01.01	Labor and Pension Plan Liabilities	548,023	564,830
2.01.01.01	Social Security Liabilities	25,993	48,539
2.01.01.02	Tax Liabilities	522,030	516,291
2.01.02	Trade Payables	454,105	465,993
2.01.02.01	Domestic Suppliers	454,105	465,993
2.01.03	Tax Liabilities	272,519	200,563
2.01.03.01	Federal Tax Liabilities	268,607	196,014
2.01.03.01.01	Income Tax and Social Contribution Payable	118,999	0
2.01.03.01.02	Pis-Pasep and Cofins Payable	85,268	82,381
2.01.03.01.03	INSS (social security contribution) Payable	38,945	38,871
2.01.03.01.20	Other Federal Taxes	25,395	74,762
2.01.03.03	Municipal Tax Liabilities	3,912	4,549
2.01.04	Borrowings and Financing	1,523,541	2,103,612
2.01.04.01	Borrowings and Financing	857,219	1,035,025
2.01.04.01.01	In Local Currency	260,320	296,525
2.01.04.01.02	In Foreign Currency	596,899	738,500
2.01.04.02	Debentures	599,824	1,049,510
2.01.04.03	Financing through Finance Lease	66,498	19,077
2.01.05	Other Liabilities	1,165,291	1,605,247
2.01.05.01	Payables to Related Parties	2,423	8,694
2.01.05.01.03	Payables to Controlling Shareholders	2,423	8,694
2.01.05.02	Other	1,162,868	1,596,553
2.01.05.02.01	Dividends and Interest on Equity Payable	573	673,765
2.01.05.02.04	Services Payable	495,394	454,022
2.01.05.02.05	Refundable Amounts	24,157	13,419
2.01.05.02.06	Program Contract Commitments	368,801	230,695
2.01.05.02.07	Public-Private Partnership (PPP)	124,198	137,827
2.01.05.02.09	Indemnities	11,257	11,257
2.01.05.02.20	Other Liabilities	138,488	75,568
2.01.06	Provisions	487,043	458,387
2.01.06.01	Tax, Social Security, Labor and Civil Provisions	252,568	169,060
2.01.06.01.01	Tax Provisions	34,567	33,434
2.01.06.01.02	Social Security and Labor Provisions	144,677	56,243
2.01.06.01.04	Civil Provisions	73,324	79,383
2.01.06.02	Other Provisions	234,475	289,327
2.01.06.02.03	Provisions for Environmental Liabilities and Decommissioning	14,597	14,175
2.01.06.02.04	Provisions for Customers	193,508	231,547
2.01.06.02.05	Provisions for Suppliers	26,370	43,605
2.02	Noncurrent Liabilities	18,941,032	18,614,798
2.02.01	Borrowings and Financing	11,382,733	11,049,184
2.02.01.01	Borrowings and Financing	8,063,750	8,153,545
2.02.01.01.01	In Local Currency	2,307,406	2,222,636
2.02.01.01.02	In Foreign Currency	5,756,344	5,930,909
2.02.01.02	Debentures	2,725,015	2,346,050

ITR - Quarterly Financial Form - 6/30/2019 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Parent Company’s Financial Statements / Statement of Financial Position - Liabilities (R$ thousand)

Code	Description	Current Quarter	Previous Year
		6/30/2019	12/31/2018
2.02.01.03	Financing through Finance Lease	593,968	549,589
2.02.02	Other Liabilities	6,869,552	6,869,897
2.02.02.02	Other	6,869,552	6,869,897
2.02.02.02.04	Pension Plan Liabilities	3,001,479	2,970,009
2.02.02.02.05	Program Contract Commitments	121,309	142,314
2.02.02.02.06	Public-Private Partnership (PPP)	3,250,911	3,275,297
2.02.02.02.07	Indemnities	31,146	31,146
2.02.02.02.08	Labor Liabilities	146,154	126,673
2.02.02.02.09	Deferred Cofins / Pasep	140,622	140,830
2.02.02.02.20	Other Liabilities	177,931	183,628
2.02.03	Deferred Taxes	242,960	261,242
2.02.03.01	Deferred Income Tax and Social Contribution	242,960	261,242
2.02.03.01.01	Deferred Income Tax and Social Contribution	242,960	261,242
2.02.04	Provisions	445,787	434,475
2.02.04.01	Tax, Social Security, Labor and Civil Provisions	251,367	262,970
2.02.04.01.01	Tax Provisions	20,901	21,810
2.02.04.01.02	Social Security and Labor Provisions	222,303	235,760
2.02.04.01.04	Civil Provisions	8,163	5,400
2.02.04.02	Other Provisions	194,420	171,505
2.02.04.02.03	Provisions for Environmental Liabilities and Decommissioning	189,535	156,244
2.02.04.02.04	Provisions for Customers	4,885	15,261
2.03	Equity	20,593,023	19,551,688
2.03.01	Paid-up Capital	15,000,000	15,000,000
2.03.04	Profit Reserve	5,040,452	5,100,783
2.03.04.01	Legal Reserve	1,200,030	1,200,030
2.03.04.08	Additional Dividend Proposed	0	60,331
2.03.04.10	Reserve for Investments	3,840,422	3,840,422
2.03.05	Retained Earnings/Accumulated Losses	1,101,666	0
2.03.06	Equity Valuation Adjustments	-549,095	-549,095

ITR - Quarterly Financial Form - 6/30/2019 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Parent Company’s Financial Statements / Income Statement (R$ thousand)

Code	Description	Current Quarter	YTD Current	Same Quarter	YTD Previous
		4/01/2019 to 6/30/2019	Year	Previous Year	Year
			1/01/2019 to 6/30/2019	4/01/2018 to 6/30/2018	1/01/2018 to 6/30/2018
3.01	Revenue from Sales and/or Services	3,997,910	7,876,414	3,672,234	7,371,902
3.02	Cost of Sales and/or Services	-2,563,979	-4,901,082	-2,152,364	-4,291,601
3.02.01	Cost of Sales and/or Services	-1,890,929	-3,638,074	-1,500,316	-3,006,901
3.02.02	Construction Cost	-673,050	-1,263,008	-652,048	-1,284,700
3.03	Gross Profit	1,433,931	2,975,332	1,519,870	3,080,301
3.04	Operating Income/Expenses	-629,561	-1,029,306	-447,944	-925,770
3.04.01	Selling Expenses	-283,984	-482,939	-225,406	-449,561
3.04.01.01	Selling Expenses	-203,169	-394,364	-167,339	-342,863
3.04.01.02	Allowance for Doubtful Accounts	-80,815	-88,575	-58,067	-106,698
3.04.02	General and Administrative Expenses	-347,097	-557,478	-239,735	-507,715
3.04.04	Other Operating Income	20,831	34,216	36,996	54,421
3.04.04.01	Other Operating Income	22,955	37,947	39,957	59,417
3.04.04.02	Cofins and Pasep	-2,124	-3,731	-2,961	-4,996
3.04.05	Other Operating Expenses	-23,532	-29,090	-20,676	-26,609
3.04.06	Equity Results	4,221	5,985	877	3,694
3.05	Income before Financial Result and Taxes	804,370	1,946,026	1,071,926	2,154,531
3.06	Financial Result	-155,577	-306,033	-837,234	-1,031,167
3.06.01	Financial Income	93,875	196,075	144,200	221,299
3.06.01.01	Financial Income	97,108	205,058	149,717	230,716
3.06.01.02	Exchange Gains	1,322	591	2,196	2,062
3.06.01.03	Cofins and Pasep	-4,555	-9,574	-7,713	-11,479
3.06.02	Financial Expenses	-249,452	-502,108	-981,434	-1,252,466
3.06.02.01	Financial Expenses	-308,258	-560,735	-184,095	-343,112
3.06.02.02	Exchange Losses	58,806	58,627	-797,339	-909,354
3.07	Earnings before Income Tax	648,793	1,639,993	234,692	1,123,364
3.08	Income Tax and Social Contribution	-194,418	-538,327	-52,806	-361,047
3.08.01	Current	-246,124	-556,609	25,238	-300,632
3.08.02	Deferred	51,706	18,282	-78,044	-60,415

ITR - Quarterly Financial Form - 6/30/2019 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Parent Company’s Financial Statements / Income Statement (R$ thousand)

Code	Description	Current Quarter	YTD Current	Same Quarter	YTD Previous
		4/01/2019 to 6/30/2019	Year	Previous Year	Year
			1/01/2019 to 6/30/2019	4/01/2018 to 6/30/2018	1/01/2018 to 6/30/2018
3.09	Net Result from Continued Operations	454,375	1,101,666	181,886	762,317
3.11	Profit/Loss for the Period	454,375	1,101,666	181,886	762,317
3.99	Earnings per Share - (Reais / Share)
3.99.01	Basic Earnings per Share
3.99.01.01	Common	0.66477	1.61178	0.26611	1.11530
3.99.02	Diluted Earnings per Share
3.99.02.01	Common	0.66477	1.61178	0.26611	1.11530

ITR - Quarterly Financial Form - 6/30/2019 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Parent Company’s Financial Statements / Statement of Comprehensive Income

(R$ thousand)

Code	Description	Current Quarter 4/01/2019 to 6/30/2019	YTD Current Year 1/01/2019 to 6/30/2019	Same Quarter Previous Year 4/01/2018 to 6/30/2018	YTD Previous Year 1/01/2018 to 6/30/2018
4.01	Net Income for the Period	454,375	1,101,666	181,886	762,317
4.03	Comprehensive Income for the Period	454,375	1,101,666	181,886	762,317

ITR - Quarterly Financial Form - 6/30/2019 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Parent Company’s Financial Statements / Statement of Cash Flow - Indirect Method (R$ thousand)

Code	Description	YTD Current Year	YTD Previous Year
		1/01/2019 to 6/30/2019	1/01/2018 to 6/30/2018
6.01	Net Cash from Operating Activities	1,835,367	1,953,710
6.01.01	Cash from Operations	3,064,366	3,242,142
6.01.01.01	Profit before Income Tax and Social Contribution	1,639,993	1,123,364
6.01.01.02	Provision and Inflation Adjustments on Provisions	159,872	50,040
6.01.01.04	Finance Charges from Customers	-152,075	-148,191
6.01.01.05	Residual Value of Property, Plant and Equipment, Intangible Assets and Investment Properties Written-off	14,192	13,784
6.01.01.06	Depreciation and Amortization	835,401	654,886
6.01.01.07	Interest on Borrowings and Financing Payable	273,784	256,304
6.01.01.08	Monetary and Exchange Rate Changes on Borrowings and Financing	-28,631	941,692
6.01.01.09	Interest and Monetary Changes on Liabilities	21,874	16,025
6.01.01.10	Interest and Monetary Changes on Assets	-21,076	-39,672
6.01.01.11	Allowance for Doubtful Accounts	88,575	106,698
6.01.01.12	Provision for Consent Decree (TAC)	15,426	51,730
6.01.01.13	Equity Results	-5,985	-3,694
6.01.01.15	Other Adjustments	119,421	12,442
6.01.01.16	Transfer of Funds to the São Paulo Municipal Government	-1,076	114,498
6.01.01.17	Construction Margin over Intangible Assets Resulting from Concession Contracts	-29,049	-29,548
6.01.01.18	Pension Plan Liabilities	133,720	121,784
6.01.02	Changes in Assets and Liabilities	-469,596	-620,146
6.01.02.01	Trade Receivables	-40,291	21,491
6.01.02.02	Related-Party Balances and Transactions	19,411	32,345
6.01.02.03	Inventories	-54,797	20,828
6.01.02.04	Recoverable Taxes	176,149	-51,061
6.01.02.05	Other Receivables	9,197	-45,628
6.01.02.06	Escrow Deposits	-6,906	1,089
6.01.02.08	Accounts Payable to Suppliers and Contractors	-331,681	-248,804
6.01.02.09	Salaries, Payroll Charges and Social Contributions	-32,233	-60,877
6.01.02.10	Pension Plan Liabilities	-102,250	-101,094
6.01.02.11	Taxes and Contributions Payable	-109,030	-44,327
6.01.02.12	Services Payable	42,448	-103,685
6.01.02.13	Other Liabilities	80,499	91,237
6.01.02.14	Provisions	-119,904	-132,384
6.01.02.15	Deferred Cofins/Pasep	-208	724
6.01.03	Other	-759,403	-668,286
6.01.03.01	Interest Paid	-390,247	-360,993
6.01.03.02	Income Tax and Social Contribution Paid	-369,156	-307,293
6.02	Net Cash from Investing Activities	-922,656	-801,574
6.02.01	Acquisition of Property, Plant and Equipment	-28,614	-12,572
6.02.02	Acquisition of Intangible Assets	-901,495	-801,502
6.02.03	Increase in Investments	223	-655
6.02.04	Restricted Cash	7,230	5,024
6.02.06	Receipt from the Sale of Assets	0	8,131

ITR - Quarterly Financial Form - 6/30/2019 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Parent Company’s Financial Statements / Statement of Cash Flow - Indirect Method (R$ thousand)

Code	Description	YTD Current Year	YTD Previous Year
		1/01/2019 to 6/30/2019	1/01/2018 to 6/30/2018
6.03	Net Cash from Financing Activities	-1,278,010	-602,448
6.03.01	Funding	1,150,807	1,085,460
6.03.02	Amortization	-1,476,152	-975,245
6.03.03	Payment of Interest on Equity	-739,990	-653,393
6.03.04	Public-Private Partnership (PPP)	-211,253	-27,786
6.03.05	Program Contract Commitments	-1,422	-31,484
6.05	Increase (Decrease) in Cash and Cash Equivalents	-365,299	549,688
6.05.01	Opening Balance of Cash and Cash Equivalents	3,029,191	2,283,047
6.05.02	Closing Balance of Cash and Cash Equivalents	2,663,892	2,832,735

ITR - Quarterly Financial Form - 6/30/2019 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Parent Company’s Financial Statements / Statement of Changes in Equity / 1/01/2019 to 6/30/2019 (R$ thousand)

	Description	Paid-up Capital	Capital Reserves, Options Granted and Treasury Shares	Profit Reserves	Retained Earnings/Accumulated Losses	Other Comprehensive Income	Equity
5.01	Opening Balances	15,000,000	0	5,100,783	0	-549,095	19,551,688
5.03	Restated Opening Balances	15,000,000	0	5,100,783	0	-549,095	19,551,688
5.04	Capital Transactions with Partners	0	0	-60,331	0	0	-60,331
5.04.08	Approved Additional Dividends	0	0	-60,331	0	0	-60,331
5.05	Total Comprehensive Income	0	0	0	1,101,666	0	1,101,666
5.05.01	Net Income for the Period	0	0	0	1,101,666	0	1,101,666
5.07	Closing Balances	15,000,000	0	5,040,452	1,101,666	-549,095	20,593,023

ITR - Quarterly Financial Form - 6/30/2019 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Parent Company’s Financial Statements / Statement of Changes in Equity / 1/01/2018 to 6/30/2018 (R$ thousand)

Code	Description	Paid-up Capital	Capital Reserves, Options Granted and Treasury Shares	Profit Reserves	Retained Earnings/Accumulated Losses	Other Comprehensive Income	Equity
5.01	Opening Balances	10,000,000	0	8,051,110	0	-538,101	17,513,009
5.03	Restated Opening Balances	10,000,000	0	8,051,110	0	-538,101	17,513,009
5.04	Capital Transactions with Parents	0	0	-53,539	0	0	-53,539
5.04.08	Approved Additional Dividends	0	0	-53,539	0	0	-53,539
5.05	Total Comprehensive Income	0	0	0	762,317	0	762,317
5.05.01	Net Income for the Period	0	0	0	762,317	0	762,317
5.07	Closing Balances	10,000,000	0	7,997,571	762,317	-538,101	18,221,787

ITR - Quarterly Financial Form - 6/30/2019 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Parent Company’s Financial Statements / Statement of Value Added (R$ thousand)

Code	Description	YTD Current Year	YTD Previous Year
		1/01/2019 to 6/30/2019	1/01/2018 to 6/30/2018
7.01	Revenue	8,356,624	7,797,662
7.01.01	Goods, Products and Services Sold	7,115,195	6,530,695
7.01.02	Other Revenue	37,947	59,417
7.01.03	Revenue from Construction of Own Assets	1,292,057	1,314,248
7.01.04	Allowance for/Reversal of Doubtful Accounts	-88,575	-106,698
7.02	Inputs Acquired from Third Parties	-3,250,879	-2,715,901
7.02.01	Costs of Sales and Services	-2,648,235	-2,205,770
7.02.02	Materials, Electricity, Outside Services and Others	-573,554	-483,506
7.02.04	Other	-29,090	-26,625
7.03	Gross Value Added	5,105,745	5,081,761
7.04	Retentions	-835,401	-654,886
7.04.01	Depreciation, Amortization and Depletion	-835,401	-654,886
7.05	Net Value Added Produced	4,270,344	4,426,875
7.06	Wealth Received in Transfer	211,634	236,472
7.06.01	Equity Results	5,985	3,694
7.06.02	Financial Income	205,649	232,778
7.07	Total Value Added to Distribute	4,481,978	4,663,347
7.08	Value Added Distribution	4,481,978	4,663,347
7.08.01	Personnel	1,326,445	1,190,617
7.08.01.01	Salaries and Wages	860,598	884,080
7.08.01.02	Benefits	387,075	285,689
7.08.01.03	Government Severance Indemnity Fund for Employees (FGTS)	78,772	20,848
7.08.02	Taxes and Contributions	1,390,131	1,125,202
7.08.02.01	Federal	1,285,678	1,043,257
7.08.02.02	State	69,243	57,768
7.08.02.03	Municipal	35,210	24,177
7.08.03	Value Distributed to Providers of Capital	663,736	1,585,211
7.08.03.01	Interest	633,111	1,543,801
7.08.03.02	Rental	30,625	41,410
7.08.04	Value Distributed to Shareholders	1,101,666	762,317
7.08.04.03	Retained Earnings / Accumulated Loss for the Period	1,101,666	762,317

ITR - Quarterly Financial Form - 6/30/2019 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Comments on the Company's Performance

1.    Financial highlights

R$ million

			Var.				Var.
	2Q19	2Q18	R$	%	1H19	1H18	R$	%
Gross operating revenue (1)	3,579.0	3,249.8	329.2	10.1	7,115.2	6,530.7	584.5	9.0
Construction revenue	688.5	667.0	21.5	3.2	1,292.0	1,314.2	(22.2)	(1.7)
COFINS and PASEP and TRCF taxes (2)	(269.6)	(244.6)	(25.0)	10.2	(530.8)	(473.0)	(57.8)	12.2
(=) Net operating revenue	3,997.9	3,672.2	325.7	8.9	7,876.4	7,371.9	504.5	6.8
Costs and expenses	(2,522.0)	(1,965.5)	(556.5)	28.3	(4,678.5)	(3,964.2)	(714.3)	18.0
Construction costs	(673.0)	(652.0)	(21.0)	3.2	(1,263.0)	(1,284.7)	21.7	(1.7)
Equity result	4.2	0.9	3.3	366.7	6.0	3.7	2.3	62.2
Other operating revenue (expenses), net	(2.7)	16.3	(19.0)	(116.6)	5.1	27.8	(22.7)	(81.7)
(=) Earnings before financial result, income tax and social contribution	804.4	1,071.9	(267.5)	(25.0)	1,946.0	2,154.5	(208.5)	(9.7)
Financial result	(155.6)	(837.2)	681.6	(81.4)	(306.0)	(1,031.2)	725.2	(70.3)
(=) Earnings before income tax and social contribution	648.8	234.7	414.1	176.4	1,640.0	1,123.3	516.7	46.0
Income tax and social contribution	(194.4)	(52.8)	(141.6)	268.2	(538.3)	(361.0)	(177.3)	49.1
(=) Net income	454.4	181.9	272.5	149.8	1,101.7	762.3	339.4	44.5
Earnings per share (R$) *	0.66	0.27			1.61	1.12

(1)   Includes Regulation, Control and Inspection Fee (TRCF), totaling R$ 17.0 million in 2Q19 and R$ 15.8 million in 2Q18.

(2)   Includes TRCF transfer, totaling R$ 15.1 million in 2Q19 and R$ 13.5 million in 2Q18.

(*) Total shares = 683,509,869

Adjusted EBITDA Reconciliation (Non-accounting measures)

R$ million

			Var.				Var.
	2Q19	2Q18	R$	%	1H19	1H18	R$	%
Net income	454.4	181.9	272.5	149.8	1,101.7	762.3	339.4	44.5
Income tax and social contribution	194.4	52.8	141.6	268.2	538.3	361.0	177.3	49.1
Financial result	155.6	837.2	(681.6)	(81.4)	306.0	1,031.2	(725.2)	(70.3)
Other operating revenues (expenses), net	2.7	(16.3)	19.0	(116.6)	(5.1)	(27.8)	22.7	(81.7)
(=) Adjusted EBIT *	807.1	1,055.6	(248.5)	(23.5)	1,940.9	2,126.7	(185.8)	(8.7)
Depreciation and amortization	424.5	327.0	97.5	29.8	835.4	654.9	180.5	27.6
(=) Adjusted EBITDA **	1,231.6	1,382.6	(151.0)	(10.9)	2,776.3	2,781.6	(5.3)	(0.2)
(%) Adjusted EBITDA margin	30.8	37.7			35.2	37.7

* Adjusted EBIT corresponds to net income before: (i) other operating revenues/expenses, net; (ii) financial result; and (iii) income tax and social contribution.

** Adjusted EBITDA corresponds to net income before: (i) depreciation and amortization expenses; (ii) income tax and social contribution;

(iii) financial result; and (iv) other operating revenues/expenses, net.

In 2Q19, net operating revenue, which considers construction revenue, totaled R$ 3,997.9 million, 8.9% up from 2Q18.

Costs and expenses, which consider construction costs, totaled R$ 3,195.0 million, 22.1% up from 2Q18.

Adjusted EBIT, totaling R$ 807.1 million, fell 23.5% from the R$ 1,055.6 million reported in 2Q18.

Adjusted EBITDA, totaling R$ 1,231.6 million, fell 10.9% from the R$ 1,382.6 million reported in 2Q18 (R$ 6,535.3 million in the last 12 months).

The adjusted EBITDA margin reached 30.8% in 2Q19, versus 37.7% in 2Q18 (39.4% in the last 12 months).

Excluding the effects of revenue and construction costs, adjusted EBITDA margin reached 36.8% in 2Q19, versus 45.5% in 2Q18 (46.9% in the last 12 months).

Net income totaled R$ 454.4 million in 2Q19, versus net income of R$ 181.9 million in 2Q18.

ITR - Quarterly Financial Form - 6/30/2019 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Comments on the Company's Performance

2.    Gross operating revenue

The gross operating revenue related to sanitation services, in the amount of R$ 3,579.0 million, which does not consider construction revenue, increased by R$ 329.2 million, or 10.1%, from the R$ 3,249.8 million in 2Q18.

The main factors that led to the increase were:

•        3.5% tariff repositioning index since June 2018 and 4.7% tariff adjustment since May 2019 with approximately 4% impact on operating revenue;

•        2.6% increase in total billed volume, as a result of a 0.2% decrease in the water billed volume and a 6.1% increase in the sewage billed volume; and

•        Beginning of operations in the municipality of Guarulhos in January 2019, generating an increase of R$ 90.6 million or 2.8% in operating revenue.

3.   Construction revenue

Construction revenue increased by R$ 21.5 million, or 3.2%, YoY, mainly due to higher asset investments in 2Q19.

ITR - Quarterly Financial Form - 6/30/2019 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Comments on the Company's Performance

4.   Billed volume

The tables below show water and sewage billed volumes, quarter-over-quarter and YTD, according to the consumer category and region.

WATER AND SEWAGE BILLED VOLUME(1) PER CUSTOMER CATEGORY – million m3
	Water			Sewage			Water + Sewage
Category	2Q19	2Q18	Var. %	2Q19	2Q18	Var. %	2Q19	2Q18	Var. %
Residential	420.4	398.1	5.6	362.0	340.8	6.2	782.4	738.9	5.9
Commercial	43.7	41.7	4.8	42.7	40.4	5.7	86.4	82.1	5.2
Industrial	8.1	7.7	5.2	9.9	9.2	7.6	18.0	16.9	6.5
Public	11.4	10.5	8.6	10.2	9.4	8.5	21.6	19.9	8.5
Total retail	483.6	458.0	5.6	424.8	399.8	6.3	908.4	857.8	5.9
Wholesale (3)	38.6	65.1	(40.7)	8.4	8.5	(1.2)	47.0	73.6	(36.1)
Total	522.2	523.1	(0.2)	433.2	408.3	6.1	955.4	931.4	2.6
	Water			Sewage			Water + Sewage
Category	1H19	1H18	Var. %	1H19	1H18	Var. %	1H19	1H18	Var. %
Residential	852.5	805.0	5.9	731.8	687.4	6.5	1,584.3	1,492.4	6.2
Commercial	87.4	83.8	4.3	84.9	80.4	5.6	172.3	164.2	4.9
Industrial	16.4	15.5	5.8	19.8	19.0	4.2	36.2	34.5	4.9
Public	21.8	20.1	8.5	19.5	18.1	7.7	41.3	38.2	8.1
Total retail	978.1	924.4	5.8	856.0	804.9	6.3	1,834.1	1,729.3	6.1
Wholesale (3)	76.8	129.6	(40.7)	17.0	16.1	5.6	93.8	145.7	(35.6)
Total	1,054.9	1,054.0	0.1	873.0	821.0	6.3	1,927.9	1,875.0	2.8
WATER AND SEWAGE BILLED VOLUME(1) PER REGION – million m3
	Water			Sewage			Water + Sewage
Region	2Q19	2Q18	Var. %	2Q19	2Q18	Var. %	2Q19	2Q18	Var. %
Metropolitan	322.1	298.3	8.0	282.9	260.8	8.5	605.0	559.1	8.2
Regional (2)	161.5	159.7	1.1	141.9	139.0	2.1	303.4	298.7	1.6
Total retail	483.6	458.0	5.6	424.8	399.8	6.3	908.4	857.8	5.9
Wholesale (3)	38.6	65.1	(40.7)	8.4	8.5	(1.2)	47.0	73.6	(36.1)
Total	522.2	523.1	(0.2)	433.2	408.3	6.1	955.4	931.4	2.6
	Water			Sewage			Water + Sewage
Region	1H19	1H18	Var. %	1H19	1H18	Var. %	1H19	1H18	Var. %
Metropolitan	644.4	598.0	7.8	564.2	521.6	8.2	1,208.6	1,119.6	7.9
Regional (2)	333.7	326.4	2.2	291.8	283.3	3.0	625.5	609.7	2.6
Total retail	978.1	924.4	5.8	856.0	804.9	6.3	1,834.1	1,729.3	6.1
Wholesale (3)	76.8	129.6	(40.7)	17.0	16.1	5.6	93.8	145.7	(35.6)
Total	1,054.9	1,054.0	0.1	873.0	821.0	6.3	1,927.9	1,875.0	2.8

(1)  Unaudited

(2)  Including coastal and interior regions

(3)  Wholesale volumes of reuse water and non-domestic sewage

ITR - Quarterly Financial Form - 6/30/2019 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Comments on the Company's Performance

5.   Costs, administrative & selling expenses and construction costs

Costs, administrative & selling expenses and construction costs increased by R$ 577.5 million in 2Q19 (22.1%). Excluding construction costs, the increase was R$ 556.5 million (28.3%).

Costs, administrative & selling expenses and construction costs as a percentage of net revenue was 79.9% in 2Q19, versus 71.3% in 2Q18.

R$ million

			Var.				Var.
	2Q19	2Q18	R$	%	1H19	1H18	R$	%
Salaries and payroll charges and Pension plan obligations	771.6	680.2	91.4	13.4	1,452.6	1,310.1	142.5	10.9
General supplies	71.4	53.9	17.5	32.5	128.8	108.9	19.9	18.3
Treatment supplies	75.7	61.4	14.3	23.3	162.4	137.4	25.0	18.2
Services	454.4	319.5	134.9	42.2	876.5	696.7	179.8	25.8
Electricity	279.5	228.8	50.7	22.2	562.6	450.7	111.9	24.8
General expenses	339.2	222.1	117.1	52.7	530.9	468.3	62.6	13.4
Tax expenses	24.9	14.5	10.4	71.7	40.7	30.5	10.2	33.4
Sub-total	2,016.7	1,580.4	436.3	27.6	3,754.5	3,202.6	551.9	17.2
Depreciation and amortization	424.5	327.0	97.5	29.8	835.4	654.9	180.5	27.6
Allowance for doubtful accounts	80.8	58.1	22.7	39.1	88.6	106.7	(18.1)	(17.0)
Sub-total	505.3	385.1	120.2	31.2	924.0	761.6	162.4	21.3
Costs, administrative and selling expenses	2,522.0	1,965.5	556.5	28.3	4,678.5	3,964.2	714.3	18.0
Construction costs	673.0	652.0	21.0	3.2	1,263.0	1,284.7	(21.7)	(1.7)
Costs, adm. & selling expenses and construction costs	3,195.0	2,617.5	577.5	22.1	5,941.5	5,248.9	692.6	13.2
% on net revenue	79.9	71.3			75.4	71.2

5.1.  Salaries and payroll charges and Pension plan obligations

In 2Q19, there was an increase of R$ 91.4 million, or 13.4%, due to the following:

•      Increase of R$ 44.6 million, mainly due to the addition of 619 employees since June 2018, (net of admissions and dismissals), the application of 1.0% referring to the Career and Salaries Plan (Plano de Cargos e Salários) in February 2019 and the 4.99% salary adjustment in May 2019;

•      Increase of R$ 29.0 million in medical expenses; and

•      Higher overtime expenses, of R$ 7.5 million.

5.2.  General supplies

Increased by R$ 17.5 million, or 32.5%, mainly due to the larger applications in the maintenance of water and sewage networks, systems and connections.

5.3.  Treatment supplies

Increase of R$ 14.3 million, or 23,3%, due to:

•  Greater need for application of oxygen and polymers in several Sewage Treatment Stations, in the amount of R$ 6.1 million; and

•  Greater need to use oxidizers and coagulants in water treatment, in the amount of R$ 3.9 million, mainly in the ABV Water Treatment Station.

ITR - Quarterly Financial Form - 6/30/2019 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Comments on the Company's Performance

5.4.  Services

Expenses with services increased by R$ 134.9 million, or 42.2%, to R$ 454.4 million, from the R$ 319.5 million recorded in 2Q18, mainly due to:

•      Higher expenses with third-party services, of R$ 46.7 million, due to the beginning of operations in the Municipality of Guarulhos in January 2019;

•      R$ 25.5 million increase in maintenance services in water and sewage networks and connections;

•      R$ 12,4 million increase in maintenance services and IT technical support;

•      Higher expenses with contracts to recover credits, of R$ 9.5 million;

•      Higher surveillance expenses, totaling R$ 8.1 million;

•      R$ 6.8 million increase in meter reading and bill delivery expenses; and

•      Higher expenses with paving and replacing of sidewalks, of R$ 5.0 million.

5.5.  Electricity

Electricity expenses totaled R$ 279.5 million in 2Q19, up R$ 50.7 million, or 22.2%, from the R$ 228.8 million recorded in 2Q18. Of total electricity expenses, ACL accounted for 19.8%, TUSD for 16.5% and ACR for 63.7%.

The key factors that led to this variation were:

•      Average decrease of 3.7% in energy prices of Free Market tariffs (Ambiente de Contratação Livre – ACL), with a 5.9% increase in consumption;

•      Average upturn of 32.6% in Grid Market Tariffs (Tarifas de Uso do Sistema de Distribuição – TUSD), with a 2.0% increase in consumption; and

•      Average increase of 11.1% in Regulated Market tariffs (Ambiente de Contratação Regulada – ACR), with a 12.5% increase in consumption.

5.6.  General expenses

Increase of R$ 117.1 million, or 52.7%, to R$ 339.2 million in 2Q19, versus R$ 222.1 million in 2Q18, mainly due to:

•      Higher provisioning of lawsuits in 2Q19, totaling R$ 52.3 million;

•      Expenses related to the conclusion of lawsuits, due to the agreement entered into with the municipality of São Bernardo do Campo, in the amount of R$ 39.0 million; and

•      Higher provision for transfers to the São Paulo Municipal Fund for Environmental Sanitation and Infrastructure, in the amount of R$ 9.7 million, due to higher revenue obtained in the municipality.

5.7.  Tax expenses

Increase of R$ 10.4 million, or 71.7%, mainly due to higher Property Tax (IPTU) expenses in 2Q19, in the amount of R$ 9.0 million.

5.8.  Depreciation and amortization

Depreciation and amortization expenses increased by R$ 97.5 million, or 29.8%, due to the start-up of intangible assets, in the amount of R$ 7.9 billion, of which R$ 3.4 billion related to the São Lourenço Production System.

ITR - Quarterly Financial Form - 6/30/2019 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Comments on the Company's Performance

5.9.  Allowance for doubtful accounts

Increase of R$ 22.7 million, due to higher delinquency in 2Q19, with an impact of R$ 53.5 million, partially offset by a higher number of agreements signed, in the amount of R$ 30.8 million.

6.   Other operating revenue (expenses), net

Other net operating revenue (expenses) fell by R$ 19.0 million, due to:

•      Non-recurring recovery of escrow deposits in 2Q18, in the amount of R$ 10.9 million; and

•      Non-recurring revenue from property expropriation in 2Q18, in the amount of R$ 8.1 million.

7. Financial result				R$ million
			Var.
	2Q19	2Q18	R$	%
Financial expenses, net of income	(176.0)	(66.9)	(109.1)	163.1
Net monetary and exchange variation	20.4	(770.3)	790.7	(102.6)
Financial result	(155.6)	(837.2)	681.6	(81.4)
7.1. Financial expenses, net of income				R$ million
			Var.
	2Q19	2Q18	R$	%
Financial expenses Interest and charges on domestic loans and financing	(77.7)	(84.4)	6.7	(7.9)
Interest and charges on international loans and financing	(41.1)	(47.2)	6.1	(12.9)
Other financial expenses	(125.0)	(33.8)	(91.2)	269.8
Total financial expenses	(243.8)	(165.4)	(78.4)	47.4
Financial income	67.8	98.5	(30.7)	(31.2)
Financial expenses, net of income	(176.0)	(66.9)	(109.1)	163.1
7.1.1. Financial expenses

Increase of R$ 78.4 million, mainly due to:

•      R$ 91.2 million increase in other financial expenses, mainly as a result of: (i) the recognition of interest in 2Q19, in the amount of R$ 53.9 million, due to the full start-up of the São Lourenço Production System in July 2018; and (ii) higher recognition of interest on lawsuits, in the amount of R$ 24.1 million;

•      R$ 6.7 million decrease in interest and charges on domestic loans and financing, mainly due to the amortization of 15th, 17th and 20th debentures issues; and

•      R$ 6.1 million decrease in interest and charges on foreign loans and financing, mainly due to: (i) partial debt amortization in foreign currency; and (ii) 1.7% depreciation of the US dollar against the Brazilian real in 2Q19, compared to a 16.0% appreciation in 2Q18 and lower appreciation of the Yen against the Brazilian real in 2Q19, of 0.9%, compared to the 11.4% appreciation recorded in 2Q18.

ITR - Quarterly Financial Form - 6/30/2019 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Comments on the Company's Performance

7.1.2. Financial income

Decrease of R$ 30.7 million, mainly due to the higher recognition of interest on installment agreements in 2Q18, of R$ 25,3 million.

7.2. Monetary and exchange rate variation, net

R$ million

			Var.
	2Q19	2Q18%		%
Monetary and exchange rate variation on liabilities
Monetary variation on loans and financing	(13.3)	(12.7)	(0.6)	4.7
Exchange rate changes on loans and financing	58.8	(797.3)	856.1	(107.4)
Other monetary variations	(51.1)	(6.0)	(45.1)	751.7
Total monetary and exchange rate variation on liabilities	(5.6)	(816.0)	810.4	(99.3)
Monetary and exchange rate variation on assets	26.0	45.7	(19.7)	(43.1)
Monetary and exchange rate variation, net	20.4	(770.3)	790.7	(102.6)

The effect of net monetary and exchange variation in 2Q19 was R$ 790.7 million lower than in 2Q18, highlighting the R$ 856.1 million decrease of exchange variation on loans and financing, as a result of the 1.7% depreciation of the US dollar against the Brazilian real in 2Q19, compared to a 16.0% appreciation in 2Q18, as well as the lower appreciation of the Yen against the Brazilian real in 2Q19 (0.9%), compared to the 11.4% appreciation recorded in 2Q18.

8.   Income tax and social contribution

The R$ 141.6 million increase was due to higher taxable income in 2Q19, mainly affected by lower exchange variation expenses and higher operating revenue, partially mitigated by higher costs and expenses.

9.   Indicators

9.1.  Operating

Operating indicators (*)	2Q19	2Q18%
Water connections (1)	9,546	8,957	6.6
Sewage connections (1)	7,961	7,395	7.7
Population directly served - water (2)	26.3	24.9	5.6
Population directly served - sewage (2)	22.9	21.7	5.5
Number of employees	14,156	13,537	4.6
Water volume produced in the quarter (3)	719	695	3.5
Water volume produced in 6M (3)	1,430	1,396	2.4
IPM – Measured water loss (%) (4)	29.8	30.0	(0.7)
IPDt (liters/connection x day) (4)	291.0	293.0	(0.7)

(1) Total connections, active and inactive, in thousands units at the end of the period.

(2) In million inhabitants, at the end of the period. Does not include wholesale.

(3) In millions of cubic meters.

(4) Does not include Guarulhos.

(*) Unaudited.

ITR - Quarterly Financial Form - 6/30/2019 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Comments on the Company's Performance

9.2.  Economic

Economic Variables at the close of the period (*)	2Q19	2Q18
Amplified Consumer Price Index (1)	0.71	1.89
National Consumer Price Index (1)	0.76	2.08
Consumer Price Index (1)	0.42	1.17
Referential Rate (1)	0.0000	0.0000
Interbank Deposit Certificate (2)	6.40	6.39
US DOLLAR (3)	3.8322	3.8558
YEN (3)	0.03554	0.03483

(1) Annual accrual, in %

(2) Annual average

(3) Ptax sale rate on the last day

(*)  Unaudited

10.   Loans and financing

In July, it was concluded the 24th Debenture Issue, the Company’s first “infrastructure debentures”, regulated by Law 12,431/11. The R$ 400 million raised will be allocated to infrastructure investments related to adjustment and modernization of water supply systems in 71 municipalities, in order to reduce water loss index  in said systems.

Information on the 24th Debenture Issue:

Series 1 – Amortization: 7th year

- Volume: R$ 100,000,000.00

-  Remuneration: IPCA + 3.20% p.a.

Series 2 – Amortization: Years 8/9/10

- Volume: R$ 300,000,000.00

-  Remuneration: IPCA + 3.37% p.a.

ITR - Quarterly Financial Form - 6/30/2019 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Comments on the Company's Performance

11.   Capex

R$ 739.6 million was invested in 2Q19 totaling R$ 1.5 billion in the first half of the year.

ITR - Quarterly Financial Form - 6/30/2019 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Notes to the Interim Financial Information

1             Operations

Companhia de Saneamento Básico do Estado de São Paulo ("SABESP" or the "Company") is a mixed-capital company headquartered in São Paulo, at Rua Costa Carvalho, 300, CEP 05429-900, controlled by the São Paulo State Government. The Company is engaged in the provision of basic and environmental sanitation services in the State of São Paulo, as well as it supplies treated water and sewage services on a wholesale basis.

In addition to providing basic sanitation services in the State of São Paulo, SABESP may perform these activities in other states and countries, and can operate in drainage, urban cleaning, solid waste handling and energy markets. SABESP aims to be a world reference in the provision of sanitation services, in a sustainable, competitive and innovative manner, with a focus on customers.

As of June 30, 2019, the Company operated water and sewage services in 371 municipalities of the State of São Paulo. Most of these municipalities’ operations are based on 30-year concession, program and services contracts; of the 371 municipalities served, 310 have already signed contracts until June 30, 2019.

SABESP is not temporarily operating in the municipalities of Macatuba and Cajobi due to judicial orders. The lawsuits are in progress and the carrying amount of these municipalities’ unamortized assets was R$ 4,345 as of June 30, 2019 (R$ 4,345 as of December 31, 2018).

As of June 30, 2019, 32 concession agreements had expired and are being negotiated. From July 1, 2019 to 2030, 29 concession agreements will expire. Management believes that concession agreements expired and not yet renewed will result in new contracts, disregarding the risk of discontinuity in the provision of municipal water supply and sewage services. The table below shows a summary of the contractual situation:

	June 30, 2019	December 31, 2018	June 30, 2018

Total municipalities that have already signed contracts	310	305	293

Municipalities under negotiation (expired):	32	35	46
Balance – intangible and contract assets	R$ 3,709,463	R$ 4,485,203	R$ 6,205,950
Percentage of intangible and contract assets	9.98%	12.32%	18.12%
Gross revenue	R$ 470,996	R$ 1,035,906	R$ 811,669
Percentage of gross revenue	5.60%	6.07%	10.35%

Municipality of São Paulo:
Percentage of intangible and contract assets	45.62%	46.97%	48.50%
Percentage of gross revenue	47.78%	51.52%	54.24%

ITR - Quarterly Financial Form - 6/30/2019 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Notes to the Interim Financial Information

On June 23, 2010, the State of São Paulo, the municipality of São Paulo, the Company and the regulatory agency Sanitation and Energy Regulatory Agency (ARSESP) signed an agreement to share the responsibility for water supply and sewage services to the Municipality of São Paulo based on a 30-year concession agreement. This agreement is extendable for another 30 years, pursuant to the law. This agreement sets forth SABESP as the exclusive service provider and designates ARSESP as regulator, establishing prices, controlling and monitoring services. On the same date, the State of São Paulo, the Municipality of São Paulo and SABESP signed the “Public service provision agreement of water supply and sewage services”, a 30-year concession agreement which is extendable for another 30 years. This agreement involves the following activities:

i. protection of the sources of water in collaboration with other agencies of the State and the City;

ii. capture, transport and treatment of water;

iii. collect, transport, treatment and final dispose of  sanitary sewage; and

iv. adoption of other actions of basic and environmental sanitation.

The Company operates under an authorization by public deed in some municipalities in the Santos coast region and in the Ribeira Valley, where the Company started to operate after the merger of the companies that formed it.

On June 30, 2019, eight municipalities were operated by public deed; however, on July 31, 2019, program contracts were signed with four municipalities, and four municipalities remained under operation by public deed. The gross revenue of the four municipalities still operated by public deed calculated in the six-month period ended June 30, 2019 totaled R$ 95,829 (R$ 87,804 in the six-month period ended June 30, 2018) and the intangible asset was R$ 635,275 as of June 30, 2019 (R$ 570,809 as of December 31, 2018).

Public deeds are valid and governed by the Brazilian Civil Code.

The Company's shares have been listed in the Novo Mercado segment of B3 under the ticker symbol SBSP3 since April 2002 and on the New York Stock Exchange (NYSE) as American Depositary Receipts (“ADRs”) Level III, under the SBS code, since May 2002.

Since 2008, the Company has been setting up partnerships with other companies, which resulted in the following companies: Sesamm, Águas de Andradina, Saneaqua Mairinque, Aquapolo Ambiental, Águas de Castilho, Attend Ambiental and Paulista Geradora de Energia. Although SABESP has no majority interest in the capital stock of these companies, the shareholders’ agreements provide for the power of veto and casting vote in certain issues jointly with associates, indicating the shared control in the management of investees.

Management expects that with improved water security, due to the works carried out, the generation of operating cash and the credit lines available for investment, the Company will have sufficient funds to meet its commitments and not compromise its necessary investments.

The financial statements were approved by the Board of Directors on August 14, 2019.

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Notes to the Interim Financial Information

2            Basis of preparation and presentation of the interim financial information

Presentation of the interim financial information

The interim financial information as of June 30, 2019, was prepared based on the provisions of CPC 21 (R1) – Interim Financial Information and the international standard IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), applicable to the preparation of Quarterly Information Form– ITR, and are fairly presented consistent with the rules issued by the Brazilian Securities and Exchange Commission (CVM). Therefore, this interim information takes into consideration the Official Letter CVM/SNC/SEP 003 of April 28, 2011, which allows the entities to present selected notes to the financial statements, in cases of redundant information already disclosed in the Annual Financial Statements. The interim financial information for June 30, 2019, therefore, does not include all the notes and reporting required by the annual financial statements, and accordingly, shall be read jointly with the Annual Financial Statements as of December 31, 2018, prepared pursuant to the International Financial Reporting Standards – IFRS, issued by the International Accounting Standards Board – IASB and pursuant to the accounting practices adopted in Brazil, which observe the pronouncements issued by the Brazilian Accounting Pronouncements Committee - CPC. Therefore, in this interim financial information, the notes below were either not presented or are not as detailed as those in the annual financial statements (according to numerical references):

       i.          Summary of significant accounting policies (Note 3);

     ii.          Changes in accounting practices and disclosures (Note 4);

    iii.          Risk management – financial instruments (Note 5.4);

    iv.          Key accounting estimates and judgments (Note 6);

      v.          Related-party balances and transactions (Note 10);

    vi.          Investments (Note 12);

   vii.          Contract asset (Note 14)

 viii.          Intangible assets (Note 15);

    ix.          Borrowings and financing (Note 17);

      x.          Deferred taxes and contributions (Note 19);

    xi.          Provisions (Note 20);

  xii.          Employees benefits (Note 21);

 xiii.          Equity (Note 24);

 xiv.          Insurance (Note 27);

   xv.          Financial income (expenses) (Note 30).

All material information related to the interim information, and this information alone, is being disclosed and corresponds to the information used by the Company’s Management in its administration.

The amounts disclosed in the Notes to the interim financial information are in thousands of reais, unless otherwise stated.

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Notes to the Interim Financial Information

3            Summary of significant accounting policies

Except for the amendments introduced by CPC 06 (R2) / IFRS 16 (Leases) in accordance with the accounting policy described below, the other policies used in the preparation of the interim financial information for the quarter ended June 30, 2019 are consistent with those used to prepare the Annual Financial Statements for the year ended December 31, 2018.

Leases

CPC 06 (R2) / IFRS 16 – Leases, replaced CPC 06 (R1) / IAS 17 – Leases. The standard established the principles for the recognition, measurement, presentation and disclosure of lease operations, and requires lessees to account for leases based on a single model, similar to the accounting for finance leases, as per CPC 06 (R1), i.e. recognition of a Right-of-Use Asset (“Lease Asset”) that is equal to a Lease Liability, other than short-term leases (leases of 12 months or less) and assets of low value (amounts below US$ 5).

Transition to CPC 06 (R2) - Leases

The new standard replaces CPC 06 (R1) / IAS 17 – “Leases” and corresponding interpretations, introducing significant changes to lessees, as it requires lessees to recognize the liability of future payments and the right of use of leased assets to virtually all lease agreements, including operating leases; specific short-term contracts or contracts with small amounts may be excluded from the scope of this new standard.

The Company’s financial statements were impacted as follows:

a) recognition of right-of-use assets and lease liabilities in the statement of financial position, initially measured at present value of future lease payments;

b) recognition of amortization expenses of right-of-use assets and interest expenses on lease liabilities in the income statement; and

c) separation of the total cash paid in these transactions between principal (recorded in financing activities) and interest (recorded in operating activities) in the statement of cash flows.

SABESP applied the requirements of CPC 06 (R2)/IFRS 16 as of the fiscal year beginning on January 1, 2019. To this end, the transition method selected by the Company was the modified retrospective approach, whereby the amount referring to the Right-of-Use Asset equals the Lease Liability, without the cumulative effect of the initial application of this new standard recorded as adjustment to the opening balance of equity and without the restatement of comparative periods.

The new lease definitions were applied to all contracts in effect on the transition date. The change in the definition of a lease refers mainly to the concept of control. CPC 06 (R2) / IFRS 16 establishes whether a contract contains a lease based on the fact that customer has the right to control an identified asset for a defined period of time in exchange of consideration.

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Notes to the Interim Financial Information

The Company’s Management analyzed contracts (out of a total of approximately 20,000 contracts), evaluating whether they contained leases in accordance with CPC 06 (R2) / IFRS 16. This analysis identified impacts mainly related to vehicles and properties leased from third parties, corresponding to approximately 95% of the total amount, and less representative amounts arising from other transactions in which we identified assets leased individually or in combination in service contracts.

The recognition of lease expenses of short-term leases (12 months or less) and leases of low-value assets (below RS$ 19) will remain on a linear basis, as permitted by CPC 06 (R2) / IFRS 16.

On January 1, 2019, the measurement of lease liabilities corresponds to the total future fixed lease payments, adjusted to present value, considering an incremental rate on borrowings, which corresponds to the average rate applicable to borrowings or debt issues in the local capital market, which represent the financing of these assets classified as right of use, allocating the assets based on useful life at the average rate per maturity term of each borrowing contract.

The Company decided to use the practical expedient of using an average real discount rate based on the respective terms for contracts with similar characteristics.

Regarding renewals, the Company considered the assumptions, policies and internal regulations, whose term cannot be automatically renewed, and for which extensions will only occur based on an agreement between the parties in cases proven to be advantageous and necessary to attain SABESP’s interests, i.e. when it is reasonable sure that the option will be exercised.

The Company applied the practical expedient relating to the definition of leases during the transition period. This means that it applied CPC 06 (R2) / IFRS 16 to all agreements signed before January 1, 2019, identified as leases in accordance with IAS 17 and IFRIC 4.

After carrying out analysis, the Company concluded that on January 1, 2019, 70 contracts fell under the scope of CPC 06 (R2) / IFRS 16. The adoption of this standard increased assets, due to the recognition of the right of use of leased assets, and liabilities, as shown below:

Impact from first-time adoption of the standard
Group	Future payments of fixed leases	Impact of the discount rate	Right of use of leased assets	Lease liabilities
Vehicles	63,795	(9,313)	54,482	54,482
Properties	7,525	(1,333)	6,192	6,192
Equipment	741	(100)	641	641
Other	4,243	(603)	3,640	3,640
Total	76,304	(11,349)	64,955	64,955

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Notes to the Interim Financial Information

4            Risk management

4.1 Financial risk management

Financial risk factors

The Company's activities are affected by the Brazilian economic scenario, making it exposed to market risk (exchange rate and interest rate), credit risk and liquidity risk. The Company’s financial risk management is focused on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company’s financial performance.

The Company has not utilized derivative instruments in any of the reported periods.

(a)       Market risk

Foreign currency risk

SABESP’s foreign exchange exposure implies market risks associated with currency fluctuations, since the Company has foreign currency-denominated liabilities, mainly US dollar and yen-denominated short and long-term borrowings.

The management of SABESP’s foreign currency exposure considers several current and projected economic factors, besides market conditions.

This risk arises from the possibility that the Company may incur in losses due to exchange rate fluctuations that would impact liability balances of foreign currency-denominated borrowings and financing raised in the market and related financial expenses. The Company does not maintain hedge or swap contracts or any derivative financial instrument to hedge against this risk.

A significant amount of the Company’s financial debt is indexed to the US dollar and Yen, in the total amount of
R$ 6,375,877 as of June 30, 2019 (R$ 6,694,912 as of December 31, 2018). Below, the Company’s exposure to exchange risk:

	June 30, 2019		December 31, 2018
	Foreign currency	R$	Foreign currency	R$
Borrowings and financing – US$	1,112,890	4,264,817	1,191,152	4,615,476
Borrowings and financing – Yen	57,985,899	2,060,819	57,463,173	2,026,726
Interest and charges from borrowings and financing – US$		38,001		40,193
Interest and charges from borrowings and financing – Yen		12,240		12,517
Total exposure		6,375,877		6,694,912
Borrowing cost – US$		(19,501)		(22,390)
Borrowing cost – Yen		(3,133)		(3,113)
Total foreign currency-denominated borrowings (Note 16)		6,353,243		6,669,409

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Notes to the Interim Financial Information

The Brazilian real increased 1.1% against the US dollar, from R$ 3.8748 as of December 31, 2018 to R$ 3.8322 as of June 30, 2019, decreasing the Yen-pegged debt by R$ 47,409. In the same period, the Brazilian real decreased 0.8% against the Yen, from R$ 0.03527 as of December 31, 2018 to R$ 0.03554 as of June 30, 2019, increasing the US dollar-pegged debt by R$ 15,656.

As of June 30, 2019, if the Brazilian real had depreciated or appreciated by 10 percentage points, in addition to the impacts mentioned above, against the US dollar and Yen with all other variables held constant, the effects on results before taxes on the six-month period ended June 30, 2019 would have been R$ 637,588 (R$ 643,321 for the six-month period ended June 30, 2018), lower or higher, mainly as a result of exchange losses or gains on the translation of foreign currency-denominated loans.

Scenario I below presents the effect in income statements for the next 12 months, considering the projected rates of the US dollar and the Yen. Considering the other variables as remaining constant, the impacts for the next 12 months are shown in scenarios II and III with possible depreciations of 25% and 50%, respectively, in the Brazilian real.

	Scenario I (Probable)	Scenario II (+25%)	Scenario III (+50%)
	(*)
Net currency exposure as of June 30, 2019 (Liabilities) in US$	1,112,890	1,112,890	1,112,890

US$ rate as of June 30, 2019	3.8322	3.8322	3.8322
Exchange rate estimated according to the scenario	3.8000	4.7500	5.7000
Differences between the rates	0.0322	(0.9178)	(1.8678)

Effect on net financial result in R$ - gain/(loss)	35,835	(1,021,410)	(2,078,656)

Net currency exposure as of June 30, 2019 (Liabilities) in Yen	57,985,899	57,985,899	57,985,899

Yen rate as of June 30, 2019	0.03554	0.03554	0.03554
Exchange rate estimated according to the scenario	0.03649	0.04561	0.05473
Differences between the rates	(0.00095)	(0.01007)	(0.01919)

Effect on net financial result in R$ - (loss)	(55,087)	(583,918)	(1,112,749)

Total effect on net financial result in R$ - gain/(loss)	(19,252)	(1,605,328)	(3,191,405)

(*) For the probable scenario in US dollar, the exchange rate estimated for June 30, 2019 was used, pursuant to the Focus Report-BACEN of June 30, 2019, while for the Yen, the average exchange rate was considered for the 12-month period after June 30, 2019, according to B3’s Reference Rates report of June 30, 2019.

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Notes to the Interim Financial Information

Interest rate risk

This risk arises from the possibility that the Company could incur losses due to fluctuations in interest rates, increasing the financial expenses related to borrowings and financing.

The Company has not entered into any derivative contract to hedge against this risk; however, it continually monitors market interest rates, in order to evaluate the possible need to replace its debt.

The table below provides the Company's borrowings and financing subject to variable interest rate:

	June 30, 2019	December 31, 2018
CDI (i)	1,866,755	1,250,000
TR (ii)	1,645,839	1,637,290
IPCA (iii)	983,930	1,614,595
TJLP (iv)	1,352,248	1,322,854
LIBOR (v)	2,923,549	3,259,295
Interest and other charges	86,853	134,725
Total	8,859,174	9,218,759

(i)	CDI - (Certificado de Depósito Interbancário), an interbank deposit certificate
(ii)	TR – Interest Benchmark Rate
(iii)	IPCA - (Índice Nacional de Preços ao Consumidor Amplo), a consumer price index
(iv)	TJLP - (Taxa de Juros a Longo Prazo), a long-term interest rate index
(v)	LIBOR - London Interbank Offered Rate

Another risk to which the Company is exposed is the mismatch of monetary restatement indices of its debts with those of its service revenues. Tariff adjustments of services provided by the Company do not necessarily follow the increases in the inflation indexes to adjust loans, financing and interest rates affecting indebtedness.

As of June 30, 2019, if interest rates on borrowings and financing had been 1 percentage point higher or lower with all other variables held constant, the effects on profit before taxes for the six-month period ended June 30, 2019 would have been R$ 88,592 (R$ 92,992 for the six-month period ended June 30, 2018), lower or higher, mainly as a result of lower or higher interest expense on floating rate borrowings and financing.

(b)        Credit risk

Credit risk arises from cash and cash equivalents, deposits in banks and financial institutions, as well as credit exposures to wholesale basis and retail customers, including outstanding accounts receivable, restricted cash and accounts receivable from related parties. Credit risk exposure to customers is mitigated by sales to a dispersed base.

The maximum exposures to credit risk as of June 30, 2019 are the carrying amounts of instruments classified as cash equivalents, deposits in banks and financial institutions, restricted cash, trade receivables and accounts receivable from related parties in the balance sheet date. See additional information in Notes 6, 7, 8 and 9.

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Notes to the Interim Financial Information

Regarding the financial assets held with financial institutions, the credit quality that is not past due or subject to impairment can be assessed by reference to external credit ratings (if available) or to historical information about the bank’s default rates. For the credit quality of the banks, such as deposits and financial investments, the Company considers the lower rating published by three main international rating agencies (Fitch, Moody's and S&P), according to internal policy of market risk management:

	June 30, 2019	December 31, 2018
Cash at bank and short-term bank deposits
AA(bra)	2,574,469	2,966,080
AAA(bra)	65,916	45,430
Other (*)	23,507	17,681
Total	2,663,892	3,029,191

(*) This category includes current accounts and investment funds in banks whose balances were not significant.

The available credit rating information of the banks, as of June 30, 2019, in which the Company made deposit transactions and financial investments in local currency (R$ - local rating) during the period is as follows:

Banks	Fitch	Moody's	Standard Poor's
Banco do Brasil S/A	AA(bra)	Aa1.br	-
Banco Santander Brasil S/A	-	Aaa.br	brAAA
Brazilian Federal Savings Bank	AA(bra)	Aa1.br	brAAA
Banco Bradesco S/A	AAA(bra)	Aa1.br	brAAA
Itaú Unibanco Holding S/A	AAA(bra)	Aa1.br	brAAA

(c)  Liquidity risk

The Company's liquidity is primarily reliant upon cash provided by operating activities, loans from Brazilian Federal and State governmental financial institutions, and financing in the local and international capital markets. The liquidity risk management considers the assessment of its liquidity requirements to ensure it has sufficient cash to meet its operating and capital expenditures needs, as well as the payment of debts.

The funds held by the Company are invested in interest-bearing current accounts, time deposits and securities, selecting instruments with appropriate maturity or liquidity sufficient to provide margin as determined by projections mentioned above.

The table below shows the Company’s financial liabilities, into relevant maturities, including the installments of principal and future interest to be paid according to the agreement. Future interest was calculated based on the contractual clauses for all agreements. For agreements with floating interest rate, the interest rates used correspond to the base dates.

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Notes to the Interim Financial Information

	July to December 2019	2020	2021	2022	2023	2024 onwards	Total
As of June 30, 2019

Liabilities
Borrowings and financing	796,293	3,144,435	1,485,553	1,506,483	1,228,328	7,494,211	15,655,303
Accounts payable to suppliers and contractors	454,105	-	-	-	-	-	454,105
Services payable	495,394	-	-	-	-	-	495,394
Public-Private Partnership (PPP)	190,697	381,393	381,393	381,393	381,393	4,953,584	6,669,853
Program contract commitments	329,221	76,281	47,918	31,008	31,008	14,697	530,133

Cross default

The Company has borrowings and financing agreements including cross default clauses, i.e. the early maturity of any debt may imply the early maturity of these agreements. The indicators are continuously monitored in order to avoid the execution of these clauses.

(d)        Sensitivity analysis on interest rate risk

The table below shows the sensitivity analysis of the financial instruments, prepared in accordance with CVM Rule 475/08 in order to evidence the balances of main financial assets and liabilities, calculated at a rate projected for the twelve-month period after June 30, 2019, or until the final settlement of each contract, whichever is shorter, considering a probable scenario (Scenario I), appreciation of 25% (Scenario II) and 50% (Scenario III).

The purpose of the sensitivity analysis is to measure the impact of changes in the market over the financial instruments of the Company, considering constant all other variables. In the time of settlement, the amounts can be different from those presented, due to the estimates used in the measurement.

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Notes to the Interim Financial Information

June 30, 2019
Indicators	Exposure	Scenario I (Probable) (i)	Scenario II 25%	Scenario III 50%

Assets
CDI	2,528,066	6.0000%(*)	4.5000%	3.0000%
Financial income		151,684	113,763	75,842

Liabilities
CDI	(1,866,755)	6.0000%(*)	4.5000%	3.0000%
Interest to be incurred		(112,005)	(84,004)	(56,003)

CDI net exposure	661,311	39,679	29,759	19,839

Liabilities
TR	(1,645,839)	0.0001%(***)	0.0001%	0.0002%
Expenses to be incurred		(2)	(2)	(3)

IPCA	(983,930)	3.9100%(*)	4.8875%	5.8650%
Expenses to be incurred		(38,472)	(48,090)	(57,707)

TJLP	(1,352,248)	6.2600%(*)	7.8250%	9.3900%
Interest to be incurred		(84,651)	(105,813)	(126,976)

LIBOR	(2,923,549)	2.0124%(**)	2.5155%	3.0187%
Interest to be incurred		(58,834)	(73,542)	(88,253)

Total net expenses to be incurred		(142,280)	(197,688)	(253,100)

(*) Source: CDI and IPCA rates (Focus Report – BACEN, June 30, 2019) and long-term interest rate as at June 30, 2019 (BACEN).
(**) Source: Bloomberg.
(***) Source: B3 (previously BM&FBovespa).

 (i)   Refers to the scenario of interest to be incurred for the 12 months as of June 30, 2019 or until the maturity of the agreements, whichever is shorter.

4.2 Capital management

The Company’s objectives when managing capital are ensure its ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders, and to maintain an optimal capital structure to reduce the cost of capital.

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Notes to the Interim Financial Information

The Company monitors capital based on the leverage ratio. This ratio corresponds to net debt divided by total capital (shareholders and creditor's equity). Net debt corresponds to total borrowings and financing less cash and cash equivalents. Total capital is calculated as total equity as shown in the statement of financial position plus net debt.

	June 30, 2019	December 31, 2018

Total borrowings and financing (Note 16)	12,906,274	13,152,796
(-) Cash and cash equivalents (Note 6)	(2,663,892)	(3,029,191)

Net debt	10,242,382	10,123,605
Total equity	20,593,023	19,551,688

Total capital (shareholders plus creditor's equity)	30,835,405	29,675,293

Leverage ratio	33%	34%

As of June 30, 2019, the leverage ratio decreased to 33% from the 34% as of December 31, 2018, mainly due to the increase in equity generated by the profit calculated in the six-month period ended June 30, 2019.

4.3 Fair value estimate

The Company considers that balances from trade receivables (current) and accounts payable to suppliers by carrying amount less impairment approximate their fair values, considering the short maturity. Long-term trade receivables also approximate their fair values, as they will be adjusted by inflation and/or will bear contractual interest rates over time.

4.4 Financial instruments

As of June 30, 2019 and December 31, 2018, the Company did not have financial assets classified as fair value through other comprehensive income and fair value through profit or loss. The Company’s financial instruments included in the amortized cost category comprise cash and cash equivalents, restricted cash, trade receivables, balances with related parties, other receivables and balances receivable from the Water National Agency (ANA), accounts payable to contractors and suppliers, borrowings and financing, services payable, balances payable deriving from the Public Private Partnership (PPP) and program contract commitments, which are non-derivative financial assets and liabilities with fixed or determinable payments, not quoted in an active market.

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Notes to the Interim Financial Information

The estimated fair values of financial instruments are as follows:

Financial assets

	June 30, 2019		December 31, 2018
	Carrying amount	Fair value	Carrying amount	Fair value
Cash and cash equivalents	2,663,892	2,663,892	3,029,191	3,029,191
Restricted cash	24,670	24,670	31,900	31,900
Trade receivables	2,188,356	2,188,356	2,052,416	2,052,416
Water National Agency (ANA)	43,798	43,798	49,136	49,136
Other receivables	191,267	191,267	180,681	180,681

Additionally, SABESP has financial instrument assets receivable from related parties, in the amount of R$ 841,662 as of June 30, 2019 (R$ 843,250 as of December 31, 2018), which were calculated in accordance with the conditions negotiated between related parties. The conditions and additional information related to these financial instruments are disclosed in Note 9 to these financial statements. Part of this balance, totaling R$ 739,645 (R$ 737,503 as of December 31, 2018), refers to reimbursement of additional retirement and pension plan - G0 and is indexed by the IPCA plus simple interest of 0.5% p.m. This interest rate approximates that one practiced by federal government bonds (NTN-b) with terms similar to those of related-party transactions.

Financial liabilities

	June 30, 2019		December 31, 2018
	Carrying amount	Fair value	Carrying amount	Fair value
Borrowings and financing	12,906,274	13,187,802	13,152,796	13,116,684
Accounts payable to suppliers and contractors	454,105	454,105	465,993	465,993
Services payable	495,394	495,394	454,022	454,022
Program contract commitments	490,110	490,110	373,009	373,009
Public-Private Partnership (PPP)	3,375,109	3,375,109	3,413,124	3,413,124

The criteria adopted to obtain the fair values of borrowings and financing in preparing the interim financial information as of June 30, 2019 are consistent with those adopted in preparing the Annual Financial Statements for the fiscal year ended December 31, 2018.

Considering the nature of other financial instruments, assets and liabilities of the Company, the balances recognized in the statement of financial position approximate the fair values, taking into account the maturities close to the end of the reporting period, comparison of contractual interest rates with market rates in similar operations at the end of the reporting period, their nature and maturity terms.

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Notes to the Interim Financial Information

5            Key accounting estimates and judgments

Estimates and judgments are continually evaluated and are based on historical experience and on other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The key accounting estimates and judgments are: (i) allowance for doubtful accounts, (ii) intangible assets resulting from concession agreements and program contracts, (iii) pension plan obligations, (iv) deferred income tax and social contribution and (v) provisions.

6            Cash and cash equivalents

	June 30, 2019	December 31, 2018

Cash and banks	135,826	151,558
Cash equivalents	2,528,066	2,877,633
Total	2,663,892	3,029,191

Cash and cash equivalents include cash, bank deposits and high-liquidity short-term financial investments, mainly represented by repurchase agreements (accruing CDI interest rates), deposited at Banco do Brasil, whose original maturities are lower than three months, which are convertible into a cash amount and subject to an insignificant risk of change in value.

As of June 30, 2019, the average yield of financial investments corresponds to 98.22% of CDI (98.28% as of December 31, 2018).

7             Restricted cash

	June 30, 2019	December 31, 2018
Current
Agreement with the São Paulo municipal government (i)	14,300	19,977
Brazilian Federal Savings Bank – escrow deposits (ii)	3,804	5,880
Other	6,566	6,043
Total	24,670	31,900

(i)    Refers to the amount deducted from the 7.5% of municipal revenue transferred to the Municipal Fund, corresponding to eventual amounts unpaid by direct management bodies, foundations and government agencies, as established in the agreement entered into with São Paulo municipal government; and

(ii)   Refers to savings account for receiving escrow deposits regarding lawsuits with final and unappealable decisions in favor of the Company, which are blocked as per contractual clause.

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Notes to the Interim Financial Information

8            Trade receivables

(a)        Statement of financial position details

	June 30, 2019	December 31, 2018
Private sector:
General and special customers (i) (ii)	1,479,029	1,372,667
Agreements (iii)	380,723	347,679

	1,859,752	1,720,346
Government entities:
Municipal	551,693	575,733
Federal	5,267	3,876
Agreements (iii)	259,571	274,906

	816,531	854,515
Wholesale customers – Municipal governments: (iv)
Mogi das Cruzes	3,291	3,056
São Caetano do Sul	6,202	2,869

Total wholesale customers – Municipal governments	9,493	5,925

Unbilled supply	568,045	571,072

Subtotal	3,253,821	3,151,858
Allowance for doubtful accounts	(1,101,741)	(1,099,442)

Total	2,152,080	2,052,416

Current	1,964,557	1,843,333
Noncurrent	187,523	209,083

Total	2,152,080	2,052,416

(i)   General customers - residential and small- and mid-sized companies;

(ii)  Special customers - large consumers, commercial industries, condominiums and special billing customers (fixed demand agreements, industrial waste, wells, etc.);

(iii) Agreements - installment payments of past-due receivables, plus monetary adjustment and interest, according to the agreements; and

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Notes to the Interim Financial Information

(iv) Wholesale basis customers - municipal governments. This balance refers to the sale of treated water to municipalities, which are responsible for distributing to, billing and charging final customers. The balance presented does not include some of these municipalities, as they are questioning in court the tariffs charged by SABESP. Therefore, SABESP did not record revenues and receivables due to low expectation of realization, in accordance with IFRS 15 and IFRS 9, as the Company does not believe that it is likely that it will receive the consideration it is entitled to in exchange for the services transferred to the municipalities. Accordingly, the Company did not recognize revenues from the municipalities of Santo André and Mauá in the amount of R$ 101.314 from January to June 2019, and R$ 177,624 from the municipalities of Santo André, Mauá and Guarulhos from January to June 2018.

The historical value of unrecognized receivables from these municipalities is as follows:

	June 30, 2019	December 31, 2018
Wholesale customers – Municipal governments:
Mauá	637,606	601,910
Santo André	1,226,454	1,164,399
Total	1,864,060	1,766,309

(b)        The aging of trade receivables is as follows

	June 30, 2019	December 31, 2018

Current	1,545,365	1,449,927
Past-due:
Up to 30 days	314,861	330,310
From 31 and 60 days	157,773	145,153
From 61 and 90 days	85,809	83,679
From 91 and 120 days	63,205	54,486
From 121 and 180 days	96,979	89,740
From 181 and 360 days	60,311	44,856
Over 360 days	929,518	953,707

Total past-due	1,708,456	1,701,931

Total	3,253,821	3,151,858

The increase in the past-due balance was mainly due to higher default of private sector.

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Notes to the Interim Financial Information

(c)         Allowance for doubtful accounts

	January to June 2019	January to June 2018

Balance at the beginning of the period	1,099,442	1,067,973
Private sector/government entities	33,989	19,593
Recoveries	(31,690)	(22,743)

Net additions/(recoveries) in the period	2,299	(3,150)

Balance at the end of the period	1,101,741	1,064,823

Reconciliation of estimated losses on income	April to June 2019	January to June 2019	April to June 2018	January to June 2018

Write-offs	(61,316)	(84,128)	(53,939)	(81,505)
(Losses)/reversal with state entities – related parties	1,161	(2,148)	2,475	1,115
(Losses)/reversal with private sector/government entities	(43,845)	(33,989)	(12,954)	(19,593)
(Losses)/reversal with wholesale customers	-	-	2,687	(29,458)
Recoveries	23,185	31,690	3,664	22,743

Amount recorded as selling expense	(80,815)	(88,575)	(58,067)	(106,698)

The Company does not have customers representing 10% or more of its total revenues.

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Notes to the Interim Financial Information

9            Related-Party Balances and Transactions

The Company is a party to transactions with its controlling shareholder, the State Government, and companies/entities related to it.

(a)        Accounts receivable, interest on capital payable, revenue and expenses with the São Paulo State Government

	June 30, 2019	December 31, 2018
Accounts receivable
Current:
Sanitation services	123,870	122,522
Allowance for losses	(35,968)	(33,820)
Reimbursement of additional retirement and pension benefits paid (G0):
- Monthly flow (payments)	16,083	22,926
- GESP Agreement – 2015	66,798	62,520

Total current	170,783	174,148

Noncurrent:
Agreement for the installment payment of sanitation services	14,115	17,045
Reimbursement of additional retirement and pension benefits paid (G0):
- GESP Agreement – 2015	656,764	652,057

Total noncurrent	670,879	669,102

Total receivables from shareholders	841,662	843,250

Assets:
Sanitation services	102,017	105,747
Reimbursement of additional retirement and pension benefits paid (G0)	739,645	737,503

Total	841,662	843,250

Liabilities:
Interest on equity payable to related parties	-	338,407
Other (g)	2,423	8,694

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Notes to the Interim Financial Information

	April to June 2019	January to June 2019	April to June 2018	January to June 2018

Revenue from sanitation services	146,432	269,432	129,867	247,221
Payments from related parties	(141,075)	(266,173)	(138,543)	(257,264)

Receipt of GESP reimbursement referring to Law 4,819/58	(31,803)	(76,589)	(49,056)	(99,766)

(b)        São Paulo State Government - GESP

(i)             Disputed amounts

As of June 30, 2019 and December 31, 2018, the disputed amounts between SABESP and GESP, corresponding to additional retirement and pension benefits paid (Law 4,819/58), totaled R$ 1,146,136 and R$ 1,107,104, respectively. The Company created allowances for doubtful accounts for such amounts.

(ii)           Actuarial liability

The Company recognized an actuarial liability corresponding to additional retirement and pension benefits paid to employees, retired employees and pensioners of the G0 Plan. As of June 30, 2019 and December 31, 2018, the amounts corresponding to the actuarial liability totaled R$ 2,635,995 and R$ 2,606,107, respectively. For more information on additional retirement and pension benefits, see Note 20 (b) (iii).

(c)         Use of reservoirs – EMAE

Empresa Metropolitana de Águas e Energia S.A. (EMAE) planned to receive for the credit and obtain financial compensation for alleged past and future losses in electricity generation, due to water collection, and compensation for costs already incurred and to be incurred with the operation, maintenance and inspection of the Guarapiranga and Billings reservoirs used by SABESP in its operations.

As of October 28, 2016, the Company entered into an agreement based on a Private Transaction Agreement and Other Adjustments aimed to fully and completely settle the disputes involving the two companies and SABESP will continue using the reservoirs.

As of June 30, 2019, the balance of the agreement totaled R$ 16,167 and R$ 88,689 (R$ 16,055 and R$ 90,518 as of December 31, 2018), recorded under Other Liabilities, in current and noncurrent liabilities, respectively.

(d)        Agreements with reduced tariffs with State and Municipal Government Entities that joined the Rational Water Use Program (PURA)

The Company has signed agreements with government entities related to the State Government and municipalities where it operates that benefit from a reduction of 25% in the tariff of water supply and sewage services when they are not in default. These agreements provide for the implementation of the rational water use program, which takes into consideration the reduction in water consumption.

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Notes to the Interim Financial Information

(e)        Guarantees

The State Government provides guarantees for some of the Company’s borrowings and financing and does not charge any fee for such guarantees.

(f)        Personnel assignment agreement among entities related to the State Government

The Company has personnel assignment agreements with entities related to the State Government, whose expenses are fully charged. From April to June 2019 and 2018, the expenses related to employees assigned by SABESP to other state government entities amounted to R$ 1,520 and R$ 2,397, respectively, and, from January to June 2019 and 2018, they amounted to R$ 2,974 and R$ 4,528, respectively.

From April to June 2019, expenses related to personnel assigned by other entities to the Company totaled R$ 59 and refer to a member of the Board of Executive Officers and, from January to June 2019 amounted to R$ 139. No expenses were recorded in the same period in 2018.

(g)        Services obtained from state government entities

As of June 30, 2019 and December 31, 2018, SABESP had outstanding amounts payable of R$ 2,423 and R$ 8,694, respectively, for services rendered by São Paulo State Government entities.

(h)        Non-operating assets

As of June 30, 2019 and December 31, 2018, the Company had an amount of R$ 969 related to a free land lent to the Department of Water and Electricity (DAEE).

(i)        Sabesprev

The Company sponsors a private defined benefit pension plan, which is operated and administered by Sabesprev. The net actuarial liability recognized as of June 30, 2019 amounted to R$ 365,484 (R$ 363,902 as of December 31, 2018), according to Note 20 (b) (i).

(j)        Compensation of Management Key Personnel

Expenses related to the compensation to the members of its Board of Directors, Fiscal Council and Board of Executive Officers totaled R$ 1,162 from April to June 2019 (R$ 1,011 from April to June 2018). From January to June 2019, these expenses totaled R$ 2,175 (R$ 1,934 from January to June 2018). An additional amount of R$ 550, related to the bonus program, was recorded from April to June 2019 (R$ 159 from April to June 2018). From January to June 2019, the bonus totaled R$ 720 (R$ 344 from January to June 2018).

(k)        Loan agreement through credit facility

The Company holds interest in certain Special Purpose Entities (SPEs), not holding the majority interest but with cast vote and power of veto in some issues, with no ability to use such power of veto in a way to affect returns over investments. Therefore, these SPEs are considered for accounting purposes as jointly arrangements.

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Notes to the Interim Financial Information

The Company entered into a loan agreement through credit facility with the SPEs Aquapolo Ambiental S.A. and Attend Ambiental S.A. to finance the operations of these companies, until the borrowings and financing requested with financial institutions is granted.

SPE	Principal	Interest	Total	Interest rate	Maturity
Aquapolo Ambiental	19,000	15,088	34,088	CDI + 1.2% p.a.	(i)

(i)      The loan originally matured on April 30, 2015 but was extended to October 30, 2015. On November 25, 2015, a new amendment changed the payment schedule for three annual installments, the first of which maturing on December 30, 2021 and the last on December 30, 2023.

As of June 30, 2019, the balance of principal and interest of this agreement was R$ 34,088, recorded in noncurrent assets, under “Other Accounts Receivables” (R$ 32,857 as of December 31, 2018). From January to June 2019, the financial income recognized was R$ 1,231 (R$ 1,467 from January to June 2018).

As of March 1, 2019, R$ 10,925 was paid-in in Attend, corresponding to 10,924,760 shares. The interest held in that company remained at 45%. The Company used the outstanding balance of the loan agreement to make said payment, reversing R$ 10,925 in profit (loss), which was accrued for losses, and recorded interest of R$ 152 and monetary restatement of R$ 68 under financial revenue.

(l)        “Se Liga na Rede” (Connect to the Network Program)

The State Government enacted the State Law 14,687/12, creating the pro-connection program, destined to financially subsidize the execution of household branches necessary to connect to the sewage collecting networks, in low-income households, which agreed to adhere to the program. The program expenditures, except for indirect costs, construction margin and borrowing costs are financed with 80% of funds deriving from the State Government and the remaining 20% invested by SABESP, which is also liable for the execution of works. Until June 30, 2019, the program total amount was R$ 103,817 (R$ 100,928 as of December 31, 2018); as of June 30, 2019 and December 31, 2018, there was no balance receivable from related parties. As of June 30, 2019, R$ 51,643 (R$ 49,919 as of December 31, 2018) was recorded under intangible assets. R$ 52,174 was reimbursed by GESP (R$ 51,009 as of December 31, 2018) from the beginning of the program until June 30, 2019.

10          Water National Agency (ANA)

The Company has agreements executed within the scope of the Hydrographic Basin Depollution Program (PRODES), also known as "Treated Sewage Purchase Program".

This program does not finance works or equipment, but remunerates based on results achieved, i.e. by effectively treated sewage. In this program, the Water National Agency (ANA) makes available funds, which are restricted to a specific current account and applied in investment funds at the Brazilian Federal Savings Banks (CEF), until the fulfillment of treated sewage volume is evidenced, as well as the reduction of polluting cargoes of each agreement.

When resources are made available, liabilities are recorded until funds are released by ANA. After the evidence of targets stipulated in each contract, the revenue deriving from these funds is recognized, but if these targets are not met, funds will return to the National Treasury with the appropriate funds’ earnings. As of June 30, 2019, the balances of assets and liabilities totaled R$ 43,798 (R$ 49,136 as of December 31, 2018), and the liability is recorded in "other liabilities" under noncurrent liabilities.

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Notes to the Interim Financial Information

11           Investments

The Company holds interest in certain Special Purpose Entities (SPE). Although SABESP has no majority shares of its investees, the shareholders’ agreement provides for the power of veto in certain management issues, however, with no ability to use such power of veto in a way to affect returns over investments, indicating participating shared control (joint venture – CPC 19 (R2)).

The Company holds interest valued by the equity accounting.

Below is a summary of the investees’ financial statements and SABESP’s equity interest:

	Equity		Capital increase	Dividends distributed	Profit (loss) for the period
	June 30, 2019	December 31, 2018	January to June 2019	January to June 2019	January to June 2019	(*)	January to June 2018

Sesamm	44,153	43,547	-	(502)	3,175	(2,067)	3,057
Águas de Andradina	26,327	24,832	-	(623)	1,917	201	5,959
Águas de Castilho	6,583	6,084	-	(280)	660	119	1,689
Saneaqua Mairinque	5,394	5,720	-	(11)	(311)	(4)	(230)
Attend Ambiental	27,150	1,426	24,277	-	1,884	(436)	(2,318)
Aquapolo Ambiental	38,769	30,170	-	-	8,600	-	2,915
Paulista Geradora de Energia	7,411	7,625	-	-	(214)	-	(69)

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Notes to the Interim Financial Information

	Investments		Capital increase	Dividends distributed	Equity result			Interest percentage
	June 30, 2019	December 31, 2018	January to June 2019	January to June 2019	January to June 2019	(*)	January to June 2018	June 30, 2019	December 31, 2018

Sesamm	15,895	15,677	-	(181)	1,143	(744)	1,101	36%	36%
Águas de Andradina	7,898	7,450	-	(187)	575	60	1,788	30%	30%
Águas de Castilho	1,976	1,826	-	(84)	198	36	507	30%	30%
Saneaqua Mairinque	1,618	1,716	-	(3)	(93)	(2)	(69)	30%	30%
Attend Ambiental	12,218	642	10,925	-	847	(196)	(1,044)	45%	45%
Aquapolo Ambiental	18,997	14,783	-	-	4,214	-	1,428	49%	49%
Paulista Geradora de Energia	1,852	1,905	-	-	(53)	-	(17)	25%	25%
Total	60,454	43,999	10,925	(455)	6,831	(846)	3,694
Other investments	365	588
Total	60,819	44,587

(*) Refer to changes in the equity of investees, as their financial statements for the year ended December 31, 2018 were issued after the Company’s financial statements.

12          Investment properties

	December 31, 2018	Depreciation	June 30, 2019

Investment properties	47,620	(25)	47,595

	December 31, 2017	Expropriation	Depreciation	June 30, 2018

Investment properties	57,652	(9,983)	(25)	47,644

As of June 30, 2019 and December 31, 2018, the market value of these properties was approximately R$ 386,000.

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Notes to the Interim Financial Information

13          Contract asset

Contract Asset (works in progress) is the right to consideration in exchange for goods or services transferred to customers. As established by CPC 47 – Revenue from Contracts with Customers, assets conditioned to the concession under construction, recorded under the scope of ICPC 01 (R1) – Concession Agreements, must be recorded as Contract Asset during the construction period and transferred to Intangible Assets only after the conclusion of the works.

A contract asset is initially designated at fair value and includes borrowing costs capitalized during the period when the asset is under construction, based on the weighted average rate of borrowings in effect on the capitalization date. For further information on the capitalization of interest and construction margin, recorded during the construction period, see Note 14.

	December 31, 2018	Additions	Transfers	Transfer of works	June 30, 2019

Total contract asset	7,407,948	1,390,646	10,508	(1,771,014)	7,038,088

	January 1, 2018	Addition	Transfer of works	June 30, 2018

Total contract asset	10,387,715	1,433,695	(632,830)	11,188,580

14          Intangible assets

(a)        Statement of financial position details

	June 30, 2019			December 31, 2018
	Cost	Accumulated amortization	Net	Cost	Accumulated amortization	Net
Intangible right arising from:
Concession agreements – equity value	4,392,378	(1,028,343)	3,364,035	5,465,206	(1,391,862)	4,073,344
Concession agreements – economic value	1,351,127	(607,513)	743,614	1,948,255	(716,246)	1,232,009
Program contracts	15,008,573	(4,757,441)	10,251,132	12,710,937	(3,933,008)	8,777,929
Program contracts – commitments	1,426,434	(262,263)	1,164,171	1,320,106	(240,555)	1,079,551
Services contracts – São Paulo	18,450,168	(4,405,851)	14,044,317	17,474,797	(4,083,345)	13,391,452
Software license of use	814,657	(323,126)	491,531	748,962	(290,787)	458,175
Right of use	105,954	(19,256)	86,698	-	-	-
Total	41,549,291	(11,403,793)	30,145,498	39,668,263	(10,655,803)	29,012,460

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Notes to the Interim Financial Information

(b)        Changes

	December 31, 2018	First-time adoption of IFRS 16	Addition	Contract renewal	Transfer to indemnities receivable	Transfer of contract asset	Transfers	Write-offs and disposals	Amortization	June 30, 2019
Intangible right arising from:
Concession agreements – equity value	4,073,344	-	4	(960,809)	(4,345)	315,607	(6,397)	(143)	(53,226)	3,364,035
Concession agreements –economic value	1,232,009	-	-	(556,579)	-	130,225	(1,534)	(990)	(59,517)	743,614
Program contracts	8,777,929	-	359	1,517,388	-	214,880	(6,033)	(2,399)	(250,992)	10,251,132
Program contracts – commitments	1,079,551	-	106,327	-	-	-	-	-	(21,707)	1,164,171
Service contracts – São Paulo	13,391,452	-	1,532	-	-	1,044,606	(1,771)	(10,552)	(380,950)	14,044,317
Software license of use	458,175	-	-	-	-	65,696	-	-	(32,340)	491,531
Right of use	-	64,955	40,999	-	-	-	-	-	(19,256)	86,698
Total	29,012,460	64,955	149,221	-	(4,345)	1,771,014	(15,735)	(14,084)	(817,988)	30,145,498

	December 31, 2017	Addition	Contract renewal	Transfer of works	Transfers	Write-offs and disposals	Amortization	June 30, 2018
Intangible right arising from:
Concession agreements – equity value	5,741,791	17	(207,350)	72,667	1,554	(1,808)	(92,284)	5,514,587
Concession agreements – economic value	1,200,576	42	-	102,333	(27,952)	(7)	(45,640)	1,229,352
Program contracts	5,574,602	54	207,350	360,152	6,715	(3,469)	(157,537)	5,987,867
Program contracts – commitments	910,375	2,866	-	-	-	-	(18,591)	894,650
Service contracts – São Paulo	9,183,482	47	-	78,318	19,553	(8,442)	(284,939)	8,988,019
Software license	467,591	504	-	19,360	686	-	(35,599)	452,542
Total	23,078,417	3,530	-	632,830	556	(13,726)	(634,590)	23,067,017

In the second quarter of 2019, the Company renewed the program contract with the municipalities of Espírito Santo do Turvo, Guarujá, Oriente, São Bernardo do Campo and São Sebastião. All these contracts are valid for 30 years, except for São Bernardo do Campo, which is valid for 40 years.

(c)         Intangible rights arising from concession agreements

During the period ended June 30, 2019, there were no significant changes in the criteria to account for intangible assets and types of contracts.

The Company has obligations recorded under "Program Contract - Commitments" in current liabilities in the amount of R$ 368,801 and R$ 230,695 as of June 30, 2019 and December 31, 2018, respectively, and noncurrent liabilities in the amount of R$ 121,309 and R$ 142,314 as of June 30, 2019 and December 31, 2018, respectively.

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Notes to the Interim Financial Information

(d)        Capitalization of interest and other finance charges

From January to June 2019, the Company capitalized interest and inflation adjustment, including exchange rate changes, in concession intangible assets, totaling R$ 133,010 (R$ 290,716 from January to June 2018) during the construction period.

(e)        Construction margin

The Company is primarily responsible for the construction and installation of the concession infrastructure, either by using its own employees or contracting third parties, and is significantly exposed to its risks and benefits.

Accordingly, the Company recognizes revenue from construction services corresponding to construction costs increased by gross margin. Generally, constructions related to the concessions are performed by third parties. In such case, the Company’s margin is lower, normally to cover administration costs and assume the responsibility for primary risks. As of June 30, 2019 and 2018, the margin was 2.3%.

The construction margin from April to June 2019 and 2018 was R$ 15,480 and R$ 14,997, respectively, and from January to June 2019 and 2018 was R$ 29,049 and R$ 29,548, respectively.

(f)                        Expropriations

As a result of the construction of priority projects related to water and sewage systems, the Company was required to expropriate third-parties' properties, whose owners will be compensated either amicably or through courts.

Expropriation costs are recorded as concession intangible assets after the transaction is concluded. From April to June 2019, expropriations totaled R$ 12,472 and, from January to June 2019, they totaled R$ 20,291 (R$ 70,636 from April to June 2018 and R$ 80,331 from January to June 2018).

(g)        Public-Private Partnership - PPP

SABESP carries out operations related to the PPPs mentioned below. These operations and their respective obligations and guarantees are supported by agreements executed according to Law 11,079/04.

Alto Tietê Production System

The Company and the special purpose entity CAB-Sistema Produtor Alto Tietê S/A, formed by Galvão Engenharia S.A. and Companhia Águas do Brasil – Cab Ambiental, signed in June 2008 the contract of public-private- partnership of Alto Tietê production system.

As of June 30, 2019 and December 31, 2018, the amounts related to this PPP recognized in intangible assets were R$ 354,172 and R$ 359,759, respectively.

São Lourenço Production System

In May 2018, the control of SPE Sistema Produtor São Lourenço S/A was transferred to CGGC Construtora do Brasil Ltda, previously composed of Construções e Comércio Camargo Corrêa S/A and Construtora Andrade Gutierrez S/A.

The São Lourenço Production System (SPSL) PPP started operating on July 10, 2018, as per the contractual clause that allows the beginning of operations provided that system has full operating capacity, without, however implying in the acceptance of the works. Accordingly, the service provision phase began with the corresponding payment of the due considerations, together with the end of the works.

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Notes to the Interim Financial Information

As of June 30, 2019 and December 31, 2018, the carrying amounts recorded in the Company’s intangible assets, related to this PPP, totaled R$ 3,318.813 and R$ 3,208,464, respectively. São Lourenço Production System’s main works were concluded on the first quarter of 2019 and this phase is expected to end on the third quarter of 2019, after contractual clauses are met and there are no documents pending.

The obligations assumed by the Company as of June 30, 2019 and December 31, 2018 are shown in the table below, and the increase in intangible assets and liabilities was due to the progress of works in 2019.

	June 30, 2019			December 31, 2018
	Current liabilities	Noncurrent liabilities	Total liabilities	Current liabilities	Noncurrent liabilities	Total liabilities

Alto Tietê	40,839	231,283	272,122	39,283	252,093	291,376
São Lourenço	83,359	3,019,628	3,102,987	98,544	3,023,204	3,121,748
Total	124,198	3,250,911	3,375,109	137,827	3,275,297	3,413,124

(h)        Works in progress

With the adoption of CPC 47 / IFRS 15 – Revenue from contract with customers, as of January 1, 2018, assets related to the concession under construction, recorded under the scope of ICPC 01 (R1) – Concession Agreements, previously recognized as part of intangible assets, such as works in progress, were reclassified to contract asset, pursuant to Note 13, in the amount of R$ 10,387 million.

As of June 30, 2019, the amount recorded as contract asset was R$ 7,038 million.

(i)                        Amortization of intangible assets

The amortization average rate was 4.3% and 3.9% as of June 30, 2019 and 2018, respectively.

(j)                        Software license of use

The software license of use is capitalized based on the costs incurred to acquire software and prepared them for use. As of April 10, 2017, the Company implemented the Integrated Business Management System (Enterprise Resource Planning – SAP ERP), which includes the administrative/financial module. The implementation of the commercial module is in progress.

ITR - Quarterly Financial Form - 6/30/2019 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Notes to the Interim Financial Information

(k)        Right of use

The statement of financial position account Right of Use, created by the Company on January 1, 2019, reflects the amendment introduced by IFRS 16 / CPC 06 (R2), which requires lessees to record the right-of-use asset and the lease liability, which may not be applied to short-term leases and assets of low-value. For these cases, from January to June 2019, SABESP maintained the amounts of R$ 24,739, R$ 4,522 and R$ 1,056 in its results, allocated to operating costs, selling expenses and administrative expenses, respectively.

Statement of financial position details:

Nature	June 30, 2019
Vehicles	91,709
Properties	9,813
Equipment	684
Other	3,748
Accumulated amortization	(19,256)
Total	86,698

Lease liability corresponds to total future fixed lease payments, adjusted to present value, considering an incremental rate on borrowings. For further information, see Note 16.

15          Property, plant and equipment

(a)        Statement of financial position details

	June 30, 2019			December 31, 2018
	Cost	Accumulated depreciation	Net	Cost	Accumulated depreciation	Net
Land	92,962	-	92,962	92,979	-	92,979
Buildings	78,893	(39,838)	39,055	79,086	(38,961)	40,125
Equipment	370,914	(241,734)	129,180	372,872	(256,786)	116,086
Transportation equipment	11,535	(8,063)	3,472	11,333	(7,860)	3,473
Furniture and fixtures	29,228	(13,183)	16,045	27,250	(13,672)	13,578
Other	3,563	(320)	3,243	1,659	(288)	1,371
Total	587,095	(303,138)	283,957	585,179	(317,567)	267,612

ITR - Quarterly Financial Form - 6/30/2019 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Notes to the Interim Financial Information

(b)        Changes

	December 31, 2018	Additions	Transfers	Write-offs and disposals	Depreciation	June 30, 2019
Land	92,979	-	(17)	-	-	92,962
Buildings	40,125	173	(136)	-	(1,107)	39,055
Equipment	116,086	25,048	3,394	(72)	(15,276)	129,180
Transportation equipment	3,473	296	70	-	(367)	3,472
Furniture and fixtures	13,578	1,464	1,646	(36)	(607)	16,045
Other	1,371	1,633	270	-	(31)	3,243
Total	267,612	28,614	5,227	(108)	(17,388)	283,957

	December 31, 2017	Additions	Transfers	Write-offs and disposals	Depreciation	June 30, 2018
Land	92,507	472	-	-	-	92,979
Buildings	42,360	-	(8)	-	(1,157)	41,195
Equipment	103,803	12,021	(504)	(54)	(18,109)	97,157
Transportation equipment	3,680	-	8	(8)	(399)	3,281
Furniture and fixtures	11,816	79	(52)	(8)	(581)	11,254
Other	884	-	-	-	(25)	859
Total	255,050	12,572	(556)	(70)	(20,271)	246,725

(c)         Depreciation

The Company annually reviews the depreciation rates of buildings (2.3%); equipment (16.1%); transportation equipment (9.9%) and furniture and fixtures (6.7%). Land is not depreciated.

The depreciation average rates were 11.5% and 12.7%, as of June 30, 2019 and 2018, respectively.

ITR - Quarterly Financial Form - 6/30/2019 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Notes to the Interim Financial Information

16          Borrowings and Financing

Borrowings and financing outstanding balance	June 30, 2019			December 31, 2018
Financial institution	Current	Noncurrent	Total	Current	Noncurrent	Total
Local currency
10th issue debentures	42,570	28,701	71,271	42,493	40,194	82,687
12th issue debentures	45,450	226,544	271,994	45,450	249,249	294,699
14th issue debentures	41,759	75,170	116,929	41,270	103,005	144,275
15th issue debentures	-	-	-	359,394	-	359,394
17th issue debentures	286,160	260,165	546,325	279,100	532,691	811,791
18th issue debentures	33,885	157,497	191,382	33,469	165,267	198,736
20th issue debentures	-	-	-	248,334	-	248,334
21st issue debentures	150,000	349,618	499,618	-	499,604	499,604
22nd issue debentures	-	762,690	762,690	-	756,040	756,040
23rd issue debentures	-	864,630	864,630	-	-	-
Brazilian Federal Savings Bank	78,522	1,294,569	1,373,091	75,223	1,266,592	1,341,815
Brazilian Development Bank - BNDES BAIXADA SANTISTA	8,475	-	8,475	16,899	-	16,899
Brazilian Development Bank - BNDES PAC	11,183	33,432	44,615	11,227	39,169	50,396
Brazilian Development Bank - BNDES PAC II 9751	3,925	17,145	21,070	4,364	18,811	23,175
Brazilian Development Bank - BNDES PAC II 9752	3,196	21,573	24,769	3,186	23,100	26,286
Brazilian Development Bank - BNDES ONDA LIMPA	23,704	112,418	136,122	23,632	123,875	147,507
Brazilian Development Bank - BNDES TIETÊ III	40,873	316,617	357,490	30,589	252,197	282,786
Brazilian Development Bank - BNDES 2015	31,712	476,440	508,152	31,615	490,729	522,344
Brazilian Development Bank - BNDES 2014	4,659	27,716	32,375	-	-	-
Leases	20,032	550,908	570,940	19,077	549,589	568,666
Leases (IFRS 16)	46,466	43,060	89,526	-	-	-
Studies and Projects Funding (FINEP)	1,384	7,496	8,880	1,380	8,163	9,543
Interest and charges	52,687	-	52,687	98,410	-	98,410
Total in local currency	926,642	5,626,389	6,553,031	1,365,112	5,118,275	6,483,387

ITR - Quarterly Financial Form - 6/30/2019 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Notes to the Interim Financial Information

Borrowings and financing outstanding balance	June 30, 2019			December 31, 2018
Financial institution	Current	Noncurrent	Total	Current	Noncurrent	Total
Foreign currency
Inter-American Development Bank - BID 1212 – US$ 66,808 thousand (US$ 71,947 thousand in December 2018)	39,388	216,632	256,020	39,826	238,954	278,780
Inter-American Development Bank - BID 2202 – US$ 526,527 thousand (US$544,457 thousand in December 2018)	122,288	1,879,951	2,002,239	124,098	1,969,565	2,093,663
International Bank of Reconstruction and Development - BIRD – US$ 91,286 thousand (US$ 91,286 thousand in December 2018)	23,298	326,248	349,546	11,779	341,646	353,425
Deutsche Bank – US$ 37,500 thousand (US$ 75,000 thousand in December 2018)	143,218	-	143,218	288,479	-	288,479
Eurobonds – US$ 350,000 thousand (US$ 350,000 thousand in December 2018)	-	1,340,034	1,340,034	-	1,354,532	1,354,532
JICA 15 – ¥ 12,100,515 thousand (¥ 12,676,730 thousand in December 2018)	40,957	389,095	430,052	40,646	406,462	447,108
JICA 18 – ¥ 10,879,680 thousand (¥ 11,397,760 thousand in December 2018)	36,825	349,625	386,450	36,545	365,230	401,775
JICA 17 – ¥ 2,362,358 thousand (¥ 1,826,957 thousand in December 2018)	8,400	74,693	83,093	11,835	51,786	63,621
JICA 19 – ¥ 32,643,346 thousand (¥ 31,561,726 thousand in December 2018)	64,484	1,093,605	1,158,089	64,028	1,047,081	1,111,109
BID 1983AB – US$ 40,769 thousand (US$ 58,462 thousand in December 2018)	67,800	86,461	154,261	68,554	155,653	224,207
Interest and charges	50,241	-	50,241	52,710	-	52,710
Total in foreign currency	596,899	5,756,344	6,353,243	738,500	5,930,909	6,669,409

Total	1,523,541	11,382,733	12,906,274	2,103,612	11,049,184	13,152,796

Exchange rate as of June 30, 2019: US$ 3.8322; ¥ 0.03554 (as of December 31, 2018: US$ 3.8748; ¥ 0.03527).

As of June 30, 2019, the Company did not have balances of borrowings and financing raised during the year to mature within 12 months.

ITR - Quarterly Financial Form - 6/30/2019 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Notes to the Interim Financial Information

Local currency	Guarantees	Maturity	Annual interest rate	Inflation adjustment

10th issue debentures	Own funds	2020	TJLP + 1.92% (series 1 and 3) and 9.53% (series 2)	IPCA (series 2)
12th issue debentures	Own funds	2025	TR + 9.5%
14th issue debentures	Own funds	2022	TJLP + 1.92% (series 1 and 3) and 9.19% (series 2)	IPCA (series 2)
15th issue debentures	Own funds	2019	CDI + 0.99% (series 1) and 6.2% (series 2)	IPCA (series 2)
17th issue debentures	Own funds	2023	CDI + 0.75% (series 1) and 4.5% (series 2) and 4.75% (series 3)	IPCA (series 2 and 3)
18th issue debentures	Own funds	2024	TJLP + 1.92% (series 1 and 3) and 8.25% (series 2)	IPCA (series 2)
20th issue debentures	Own funds	2019	CDI + 3.80%
21st issue debentures	Own funds	2022	CDI + 0.60% (series 1) and CDI+ 0.90% (series 2)
22nd issue debentures	Own funds	2025	CDI + 0.58% (series 1) and CDI+ 0.90% (series 2) and 6.0% (series 3)	IPCA (series 3)
23rd issue debentures	Own funds	2027	CDI + 0.63% (series 1) and CDI+ 0.49% (series 2)
Brazilian Federal Savings Bank	Own funds	2019/2039	5% to 9.5%	TR
Brazilian Development Bank - BNDES BAIXADA SANTISTA	Own funds	2019	TJLP + 2.5%
Brazilian Development Bank - BNDES PAC	Own funds	2023	TJLP + 2.15%
Brazilian Development Bank - BNDES PAC II 9751	Own funds	2027	TJLP + 1.72%
Brazilian Development Bank - BNDES PAC II 9752	Own funds	2027	TJLP + 1.72%
Brazilian Development Bank - BNDES ONDA LIMPA	Own funds	2025	TJLP + 1.92%
Brazilian Development Bank - BNDES TIETÊ III	Own funds	2028	TJLP + 1.66%
Brazilian Development Bank - BNDES 2015	Own funds	2035	TJLP + 2.5%
Brazilian Development Bank - BNDES 2014	Own funds	2026	TJLP + 1.76%
Leases		2035	7.73% to 10.12%	IPC
Leases (IFRS 16)		2023	8.17% to 10.47%
Studies and Projects Funding (FINEP)	Own funds	2025	TJLP + 1.5% (FINEP)

ITR - Quarterly Financial Form - 6/30/2019 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Notes to the Interim Financial Information

Foreign currency	Guarantees	Maturity	Annual interest rate	Exchange rate changes

Inter-American Development Bank - BID 1212 – US$ 66,808 thousand	Government	2025	3.31% (*)	US$
Inter-American Development Bank - BID 2202 – US$ 526,527 thousand	Government	2035	3.42% (*)	US$
International Bank for Reconstruction and Development - BIRD – US$ 91,286 thousand	Government	2034	2.85% (*)	US$
Deutsche Bank – US$ 37,500 thousand	-	2019	4.50% (*)	US$
Eurobonds – US$ 350,000 thousand	-	2020	6.25%	US$
JICA 15 – ¥ 12,100,515 thousand	Government	2029	1.8% and 2.5%	Yen
JICA 18 – ¥ 10,879,680 thousand	Government	2029	1.8% and 2.5%	Yen
JICA 17 – ¥ 2,362,358 thousand	Government	2035	1.2% and 0.01%	Yen
JICA 19 – ¥ 32,643,346 thousand	Government	2037	1.7% and 0.01%	Yen
BID 1983AB – US$ 40,769 thousand	-	2023	2.08% to 2.38% (*)	US$

(*) Rates comprising LIBOR + contractually defined spread.

ITR - Quarterly Financial Form - 6/30/2019 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Notes to the Interim Financial Information

(i)              Payment schedule – accounting balances as of June 30, 2019

	2019	2020	2021	2022	2023	2024	2025 to 2039	TOTAL
LOCAL CURRENCY
Debentures	89,341	598,336	483,082	562,162	365,190	699,048	527,680	3,324,839
Brazilian Federal Savings Bank	38,966	80,308	84,543	89,109	81,712	80,210	918,243	1,373,091
BNDES	68,328	118,347	117,895	117,895	112,188	106,712	491,703	1,133,068
Leases	10,172	38,567	40,430	42,455	45,334	47,119	346,863	570,940
Leases (IFRS 16)	23,515	44,757	20,866	327	61	-	-	89,526
FINEP	692	1,384	1,384	1,384	1,384	1,384	1,268	8,880
Interest and other charges	34,663	18,024	-	-	-	-	-	52,687
TOTAL IN LOCAL CURRENCY	265,677	899,723	748,200	813,332	605,869	934,473	2,285,757	6,553,031
FOREIGN CURRENCY
BID	80,838	161,676	161,676	161,676	161,676	161,676	1,369,041	2,258,259
BIRD	11,649	23,298	23,298	23,298	23,298	23,298	221,407	349,546
Deutsche Bank	143,218	-	-	-	-	-	-	143,218
Eurobonds	-	1,340,034	-	-	-	-	-	1,340,034
JICA	77,113	147,108	147,108	147,108	147,108	147,108	1,245,031	2,057,684
BID 1983AB	-	67,255	29,478	29,478	28,050	-	-	154,261
Interest and other charges	50,241	-	-	-	-	-	-	50,241
TOTAL IN FOREIGN CURRENCY	363,059	1,739,371	361,560	361,560	360,132	332,082	2,835,479	6,353,243
Total	628,736	2,639,094	1,109,760	1,174,892	966,001	1,266,555	5,121,236	12,906,274

ITR - Quarterly Financial Form - 6/30/2019 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Notes to the Interim Financial Information

(ii)            Changes

	December 31, 2018	Addition as per IFRS 16	Funding	Borrowing costs	Monetary variation and exchange rate changes	Inflation adjustment / exchange rate changes - Capitalized	Interest paid	Amortization	Accrued interest	Provision for interest and fees - Capitalized	Amortization of borrowing costs	June 30, 2019

LOCAL CURRENCY
Debentures	3,486,861		866,755	(2,477)	27,894	-	(144,273)	(965,425)	90,644	7,919	2,530	3,370,428
Brazilian Federal Savings Bank	1,345,684		70,283	-	-	-	(53,815)	(39,008)	37,117	16,773	-	1,377,034
BNDES	1,072,605		123,000	(628)	2,077	824	(41,203)	(61,702)	30,776	10,346	104	1,136,199
Leases	568,666	-	-	-	-	3,761	(19,123)	(9,319)	19,093	7,862	-	570,940
Leases (IFRS 16)*	-	105,954	-	-	-	-	(685)	(18,874)	3,131	-	-	89,526
FINEP	9,571	-	-	-	28	-	(340)	(691)	336	-	-	8,904
TOTAL IN LOCAL CURRENCY	6,483,387	105,954	1,060,038	(3,105)	29,999	4,585	(259,439)	(1,095,019)	181,097	42,900	2,634	6,553,031

FOREIGN CURRENCY
BID	2,399,985	-	-	-	(52,673)	24,258	(40,579)	(86,249)	13,396	27,618	478	2,286,234
BIRD	356,420	-	-	-	(4,740)	851	(5,014)	-	4,320	796	10	352,643
Deutsche Bank	292,872	-	-	-	3,229	-	(12,602)	(150,131)	9,327	945	1,643	145,283
Eurobonds	1,358,412	-	-	-	(14,910)	-	(49,689)	-	45,068	4,578	412	1,343,871
JICA	2,036,128	-	94,091	(111)	9,614	4,000	(16,859)	(73,612)	15,390	1,189	91	2,069,921
BID 1983AB	225,592	-	-	(106)	850	-	(6,065)	(71,141)	5,186	523	452	155,291
TOTAL IN FOREIGN CURRENCY	6,669,409	-	94,091	(217)	(58,630)	29,109	(130,808)	(381,133)	92,687	35,649	3,086	6,353,243
Total	13,152,796	105,954	1,154,129	(3,322)	(28,631)	33,694	(390,247)	(1,476,152)	273,784	78,549	5,720	12,906,274

(*) Leases (IFRS 16) include R$ 64,955 corresponding to the first-time adoption of the standard as of January 1, 2019. See Note 3.

ITR - Quarterly Financial Form - 6/30/2019 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Notes to the Interim Financial Information

	December 31, 2017	Funding	Borrowing costs	Leases	Monetary variation and exchange rate changes	Inflation adjustment / exchange rate changes - Capitalized	Interest paid	Amortization	Accrued interest	Provision for interest and fees - Capitalized	Amortization of borrowing costs	June 30, 2018

LOCAL CURRENCY
Debentures	3,576,842	750,000	(2,510)	-	30,385	-	(160,357)	(565,995)	110,192	18,408	1,622	3,758,587
Brazilian Federal Savings Bank	1,236,674	119,770	-	-	-	-	(49,930)	(44,944)	38,508	11,618	-	1,311,696
BNDES	1,042,036	131,000	-	-	1,920	1,478	(40,074)	(44,313)	13,501	27,730	104	1,133,382
Leases	561,616	-	-	13,241	-	-	-	(8,467)	-	-	-	566,390
Other	10,977	-	-	-	33	-	(405)	(639)	396	3	-	10,365
TOTAL IN LOCAL CURRENCY	6,428,145	1,000,770	(2,510)	13,241	32,338	1,478	(250,766)	(664,358)	162,597	57,759	1,726	6,780,420

FOREIGN CURRENCY
BID	1,743,257	61,086	(1,139)	-	255,223	30,871	(20,457)	(56,971)	13,611	13,878	425	2,039,784
BIRD	303,278	-	-	-	47,573	2,434	(2,634)	-	2,185	624	10	353,470
Deutsche Bank	496,726	-	-	-	67,523	-	(18,008)	(129,945)	15,475	2,572	1,808	436,151
Eurobonds	1,158,642	-	-	-	191,730	-	(47,662)	-	40,851	7,359	411	1,351,331
JICA	1,700,448	27,316	(63)	-	309,174	1,537	(15,792)	(38,665)	16,874	404	87	2,001,320
BID 1983AB	270,470	-	-	-	38,131	-	(5,674)	(85,306)	4,711	806	632	223,770
TOTAL IN FOREIGN CURRENCY	5,672,821	88,402	(1,202)	-	909,354	34,842	(110,227)	(310,887)	93,707	25,643	3,373	6,405,826
Overall Total	12,100,966	1,089,172	(3,712)	13,241	941,692	36,320	(360,993)	(975,245)	256,304	83,402	5,099	13,186,246

ITR - Quarterly Financial Form - 6/30/2019 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Notes to the Interim Financial Information

(i)  Main events in the six-month period ended June 30, 2019

(a)  Debentures

On May 27, 2019, the Company carried out the 23rd debenture issue, of R$ 866,755, as follows:

	Value	Maturity	Remuneration
Series 1	R$ 491,755	May 2024	CDI + 0.63 p.a.
Series 2	R$ 375,000	May 2027	CDI + 0.49 p.a.

(b)  BNDES

The initial funding of agreement 14.2.0535.1 (BNDES 2014), totaling R$ 33,000, was carried out on June 18, 2019. The agreement, totaling R$ 61,143, was signed on June 30, 2014 for the implementation of Setor Gênesis (sub-conductor) and Fazendinha, in the Municipality of Santana de Parnaíba, in São Paulo. The contract will be amortized in 85 installments, beginning in July 2019 and ending in July 2026.

(ii)        Covenants

As of June 30, 2019, the Company met the requirements set forth by its borrowing and financing agreements.

(iii)      Borrowings and financing – Credit Limited

In order to comply with its capex plan, SABESP relies on a fund-raising plan. Financing resources contracted have specific purposes, which have been released for the execution of their respective investments, according to the progress of the works.

Agent	June 30, 2019
(in millions of R$)
Brazilian Federal Savings Bank	1,820
Brazilian Development Bank (BNDES)	1,337
Japan International Cooperation Agency (JICA)*	113
Other	38
Total	3,308

(*) Brazilian Central Bank’s exchange rate as of June 30, 2019 (¥ 1.00 = R$ 0.03554).

ITR - Quarterly Financial Form - 6/30/2019 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Notes to the Interim Financial Information

17           Taxes and contributions

(a)           Current assets

	June 30, 2019	December 31, 2018
Recoverable taxes
Income tax and social contribution	172,544	361,758
Withholding income tax (IRRF) on financial investments	3,267	6,423
Other federal taxes	28,743	12,522
Total	204,554	380,703

(b)           Current liabilities

	June 30, 2019	December 31, 2018
Taxes obligations
Income tax and social contribution	118,999	-
Cofins and Pasep	85,268	82,381
INSS (social security contribution)	38,945	38,871
IRRF (withholding income tax)	6,604	66,825
Other	22,703	12,486
Total	272,519	200,563

ITR - Quarterly Financial Form - 6/30/2019 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Notes to the Interim Financial Information

18          Deferred taxes and contributions

(a)            Statement of financial position details

	June 30, 2019	December 31, 2018
Deferred tax assets
Provisions	331,731	337,833
Pension plan obligations – G1	157,498	157,044
Donations of underlying assets on concession agreements	52,811	54,131
Credit losses	207,349	197,920
Other	181,480	186,887
Total deferred tax assets	930,869	933,815

Deferred tax liabilities
Temporary difference on concession of intangible asset	(421,276)	(433,842)
Capitalization of borrowing costs	(417,221)	(420,978)
Profit on supply to government entities	(205,275)	(206,978)
Actuarial (gain)/loss – G1 Plan	(36,430)	(36,430)
Construction margin	(84,781)	(86,164)
Borrowing costs	(8,846)	(10,665)
Total deferred tax liabilities	(1,173,829)	(1,195,057)

Deferred tax assets/(liabilities), net	(242,960)	(261,242)

ITR - Quarterly Financial Form - 6/30/2019 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Notes to the Interim Financial Information

(b)        Changes

Deferred tax assets	December 31, 2018	Net change	June 30, 2019
Provisions	337,833	(6,102)	331,731
Pension obligations– G1	157,044	454	157,498
Donations of underlying asset on concession agreement	54,131	(1,320)	52,811
Credit losses	197,920	9,429	207,349
Other	186,887	(5,407)	181,480
Total	933,815	(2,946)	930,869

Deferred tax liabilities
Temporary difference on concession of intangible asset	(433,842)	12,566	(421,276)
Capitalization of borrowing costs	(420,978)	3,757	(417,221)
Profit on supply to government entities	(206,978)	1,703	(205,275)
Actuarial (gain)/loss – G1	(36,430)	-	(36,430)
Construction margin	(86,164)	1,383	(84,781)
Borrowing costs	(10,665)	1,819	(8,846)
Total	(1,195,057)	21,228	(1,173,829)

Deferred tax asset/(liability), net	(261,242)	18,282	(242,960)

ITR - Quarterly Financial Form - 6/30/2019 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Notes to the Interim Financial Information

Deferred tax assets	December 31, 2017	Net changes	June 30, 2018
Provisions	482,863	(106,347)	376,516
Pension obligations – G1	165,503	(4,178)	161,325
Donations of underlying asset on concession agreements	55,112	(1,332)	53,780
Credit losses	199,063	27,506	226,569
Other	151,562	21,794	173,356
Total	1,054,103	(62,557)	991,546

Deferred tax liabilities
Temporary difference on concession of intangible asset	(460,177)	14,319	(445,858)
Capitalization of borrowing costs	(415,379)	(3,315)	(418,694)
Profit on supply to government entities	(76,705)	(11,141)	(87,846)
Actuarial gain/loss – G1	(36,538)	-	(36,538)
Construction margin	(88,947)	1,399	(87,548)
Borrowing costs	(13,111)	880	(12,231)
Total	(1,090,857)	2,142	(1,088,715)

Deferred tax liability, net	(36,754)	(60,415)	(97,169)

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Notes to the Interim Financial Information

(c)         Reconciliation of the effective tax rate

The amounts recorded as income tax and social contribution expenses in the financial statements are reconciled to the statutory rates, as shown below:

	April to June 2019	January to June 2019	April to June 2018	January to June 2018

Profit before income taxes	648,793	1,639,993	234,692	1,123,364
Statutory rate	34%	34%	34%	34%

Estimated expense at statutory rate	(220,590)	(557,598)	(79,795)	(381,944)
Tax benefit of interest on equity	40,412	40,412	35,884	35,844
Permanent differences
Provision Law 4,819/58 – G0 (i)	(11,507)	(23,433)	(12,301)	(24,625)
Donations	(6,191)	(8,012)	(3,022)	(3,761)
Other differences	3,458	10,304	6,428	13,439

Income tax and social contribution	(194,418)	(538,327)	(52,806)	(361,047)

Current income tax and social contribution	(246,124)	(556,609)	25,238	(300,632)
Deferred income tax and social contribution	51,706	18,282	(78,044)	(60,415)
Effective rate	30%	33%	23%	32%

(i)          Permanent difference related to the provision for actuarial liability (Note 20 (b) (iii)).

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Notes to the Interim Financial Information

19          Provisions

(a)        Lawsuits and proceedings that resulted in provisions

(I) Statement of financial position details

The Company is a party to a number of legal claims and administrative proceedings arising from the normal course of business, including civil, tax, labor and environmental matters. Management recognizes provisions consistently with the recognition and measurement criteria established in Note 3.15 of the Annual Financial Statements of December 31, 2018. The terms and payment amounts depend on the outcome of the lawsuits. The provisions, net of escrow deposits are as follows:

	Provisions	Escrow deposits	June 30, 2019	Provisions	Escrow deposits	December 31, 2018
Customer claims (i)	209,610	(11,217)	198,393	290,649	(43,841)	246,808
Supplier claims (ii)	26,758	(388)	26,370	67,985	(24,380)	43,605
Other civil claims (iii)	98,372	(16,885)	81,487	98,302	(13,519)	84,783
Tax claims (iv)	59,265	(3,797)	55,468	63,335	(8,091)	55,244
Labor claims (v)	377,221	(10,241)	366,980	302,935	(10,932)	292,003
Environmental claims (vi)	204,452	(320)	204,132	170,419	-	170,419
Total	975,678	(42,848)	932,830	993,625	(100,763)	892,862

Current	487,043	-	487,043	458,387	-	458,387
Noncurrent	488,635	(42,848)	445,787	535,238	(100,763)	434,475

(II) Changes

	December 31, 2018	Additional provisions	Interest and inflation adjustment	Use of the accrual	Amounts not used (reversal)	June 30, 2019
Customer claims (i)	290,649	9,401	13,698	(68,993)	(35,145)	209,610
Supplier claims (ii)	67,985	4,856	7,694	(25,970)	(27,807)	26,758
Other civil claims (iii)	98,302	9,280	15,168	(5,297)	(19,081)	98,372
Tax claims (iv)	63,335	838	1,680	(4,491)	(2,097)	59,265
Labor claims (v)	302,935	81,211	41,653	(21,976)	(26,602)	377,221
Environmental claims (vi)	170,419	22,148	12,172	-	(287)	204,452
Subtotal	993,625	127,734	92,065	(126,727)	(111,019)	975,678
Escrow deposits	(100,763)	(10,449)	(11,102)	17,272	62,194	(42,848)
Total	892,862	117,285	80,963	(109,455)	(48,825)	932,830

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Notes to the Interim Financial Information

	December 31, 2017	Additional provisions	Interest and inflation adjustment	Use of the accrual	Amounts not used (reversal)	June 30, 2018
Customer claims (i)	438,619	9,422	19,074	(49,514)	(22,980)	394,621
Supplier claims (ii)	332,037	23,571	5,273	(283,218)	(5,689)	71,974
Other civil claims (iii)	114,544	11,206	6,401	(8,409)	(18,384)	105,358
Tax claims (iv)	77,100	4,814	2,320	(2,458)	(8,734)	73,042
Labor claims (v)	299,842	41,434	16,128	(15,499)	(37,101)	304,804
Environmental claims (vi)	160,446	19,168	9,573	(114)	(29,070)	160,003
Subtotal	1,422,588	109,615	58,769	(359,212)	(121,958)	1,109,802
Escrow deposits	(344,384)	(33,694)	(3,627)	260,522	7,241	(113,942)
Total	1,078,204	75,921	55,142	(98,690)	(114,717)	995,860

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Notes to the Interim Financial Information

(b)        Lawsuits deemed as contingent liabilities

The Company is a party to lawsuits and administrative proceedings relating to environmental, tax, civil and labor claims, which are assessed as contingent liabilities in the financial statements, since it either does not expect outflows to be required or the amount of the obligation cannot be reliably measured. Contingent liabilities are represented as follows:

	June 30, 2019	December 31, 2018
Customer claims (i)	207,552	207,600
Supplier claims (ii)	1,610,052	1,459,100
Other civil claims (iii)	716,791	719,300
Tax claims (iv)	1,054,996	1,439,100
Labor claims (v)	590,890	624,200
Environmental claims (vi)	4,694,043	4,343,800
Total	8,874,324	8,793,100

(c)         Explanation on the nature of main classes of lawsuits

(i)             Customer claims

Approximately 800 lawsuits (890 as of December 31, 2018) were filed by commercial customers, who claim that their tariffs should correspond to other consumer categories, and 440 lawsuits (490 as of December 31, 2018) in which customers claim a reduction in the sewage tariff due to losses in the system, consequently requesting the refund of amounts charged by the Company, and 30 lawsuits (40 as of December 31, 2018) in which customers plead the reduction in tariff under the category “Social Welfare Entity”.

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Notes to the Interim Financial Information

(ii)           Supplier claims

These lawsuits include lawsuits filed by some suppliers alleging underpayment of monetary restatements, withholding of amounts related to the understated inflation rates deriving from Real economic plan, and the economic and financial imbalance of the agreements, and are in progress at different courts.

(iii)         Other civil claims

These mainly refer to indemnities for property damage, pain and suffering, and loss of profits allegedly caused to third parties, such as vehicle accidents, claims, challenges on the methodology to collect tariffs, among others, filed at different court levels.

(iv)          Tax claims

Tax claims refer mainly to issues related to tax collections and fines in general challenged due to disagreements regarding notification or differences in the interpretation of legislation by the Company's Management.

(v)            Labor claims

The Company is a party to labor lawsuits, involving issues such as overtime, shift schedule, health hazard premium and hazardous duty premium, prior notice, change of function, salary equalization, service outsourcing and other. Part of the amount involved is in provisional or final execution at various court levels.

(vi)          Environmental claims

These refer to several administrative proceedings and lawsuits filed by government entities, including Companhia de Tecnologia de Saneamento Ambiental (Cetesb) and the Public Prosecution Office of the São Paulo State, that aim affirmative and negative covenants and penalty is estimated due to failure to comply in addition to the imposition of indemnity due to environmental damages allegedly caused by the Company. The amounts accrued represent the best estimate of the Company at this moment, however, may differ from the amount to be disbursed as indemnity to alleged damages, in view of the current stage of referred proceedings.

(d)        Guarantee insurance for escrow deposit

On May 25, 2019, the Company contracted guarantee insurance for escrow deposit, in the amount of R$ 500 million. Such insurance will be used to settle legal claims instead of having immediate cash disbursement by the Company, such insurance is used until the conclusion of these proceedings limited to up to five years.

From April to June 2019, the Company used R$ 43,160 of the guarantee insurance (R$ 133,929 from April to June 2018). A total of R$ 485,975 from the current contract is outstanding.

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Notes to the Interim Financial Information

20         Employee benefits

(a)        Health benefit plan

Health plan managed by Fundação Sabesprev de Seguridade Social (Sabesprev), of free choice, sponsored by contributions of SABESP and the employees, as follows:

.     Company: 8.2% on average, of gross payroll;

.     Employees: 3.21% of the base salary and premiums, equivalent to 2.9% of payroll, on average.

Since February 2019, the Company had been evaluating/studying an Adhesion Agreement with Fundação CESP (Funcesp), which also operates health care services; in July 2019 this process was concluded and, since August 1, 2019, Funcesp has been operating the health plans offered to the Company's employees, retirees, former employees, dependents and non-family dependents. SABESP will assess the accounting impacts, among which actuarial impacts from contracting said agreement.

The Health Plan (Sabesprev) offered to SABESP's employees until July 2019, was required to maintain equity higher than the solvency margin in order to ensure its operation, pursuant to the rules of the National Agency of Supplementary Health (ANS). For this reason, SABESP was required to contribute an additional R$ 26.0 million in the second quarter of 2019, the regulatory agency, in view of the imbalance caused by the increase in healthcare costs, in order to comply with the parameters required by ANS.

(b)        Pension plan benefits

Funded plan – G1
Pension plan liabilities as of December 31, 2018	363,902
Expenses recognized in 2019	20,037
Payments made in 2019	(18,455)
Pension plan liabilities as of June 30, 2019 (i)	365,484

Unfunded plan– G0
Pension plan liabilities as of December 31, 2018	2,606,107
Expenses recognized in 2019	113,683
Payments made in 2019	(83,795)
Pension plan liabilities as of June 30, 2019 (iii)	2,635,995

Total	3,001,479

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Notes to the Interim Financial Information

(i)         G1 Plan

Managed by Sabesprev, the defined benefit plan (“G1 Plan”) receives similar contributions established in a plan of subsidy of actuarial study of Sabesprev, as follows:

•        0.99% of the portion of the salary of participation up to 20 salaries; and

•        8.39% of the surplus, if any, of the portion of the salary of participation over 20 salaries.

As of June 30, 2019, SABESP had a net actuarial liability of R$ 365,484 (R$ 363,902 as of December 31, 2018) representing the difference between the present value of the Company's defined benefit obligations to the participating employees, retired employees, and pensioners, and the fair value of the plan’s assets.

(ii)        Private pension plan benefits – Defined contribution

As of June 30, 2019, Sabesprev Mais plan, based on defined contribution, had 9,900 active and assisted participants (9,586 as of December 31, 2018).

With respect to the Sabesprev Mais plan, the contributions from the sponsor represent 100% over the total basic contribution from the participants. In 2019, expenses related to the obligation of defined contribution, totaling
R$ 7,031, R$ 928 and R$ 1,866, were allocated to operating costs, selling expenses and administrative expenses.  The amount of R$ 979 was capitalized in assets.

The Company has made contributions in the amount of R$ 10,804 from January to June 2019 (R$ 10,166 from January to June 2018).

(iii)         G0 Plan

Pursuant to State Law 4,819/58, employees who started providing services prior to May 1974 and retired as an employee of the Company acquired a legal right to receive supplemental pension payments, which rights are referred as "G0 Plan". The Company pays these supplemental benefits on behalf of the State Government and makes claims for reimbursements from the State Government, which are recorded as accounts receivable from related parties, limited to the amounts considered virtually certain that will be reimbursed by the State Government. As of June 30, 2019, the Company recorded a defined benefit obligation for the G0 Plan of R$ 2,635,995 (R$ 2,606,107 as of December 31, 2018).

(c)         Profit sharing

The Company has a profit-sharing program in accordance with an agreement with labor union and SABESP. The period covered represents the Company fiscal year, from January to December 2019. The limit of the profit sharing is up to one-month salary for each employee, depending on performance goals reached.

In the second quarter of 2019, the Company accrued R$ 23,429 (R$ 29,523 in the second quarter of 2018). From January to June 2019 and 2018, R$ 46,230 and R$ 54,142, respectively, were accrued under “Payroll and related charges”.

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Notes to the Interim Financial Information

21          Services payable

The services account records the balances payable, mainly from services received from third parties, such as supply of electric power, reading of hydrometers and delivery of water and sewage bills, cleaning, surveillance and security services, collection, legal counsel services, audit, marketing and advertising and consulting services, among others. This account also includes the amounts payable related to the transfer of 7.5% of revenue from the São Paulo municipal government to the Municipal Fund (Note 15 (c) (v) (6) of the Annual Financial Statements of December 31, 2018). The balances as of June 30, 2019 and December 31, 2018 were R$ 495,394 and R$ 454,022, respectively.

22          Knowledge Retention Program

In June 2018, SABESP implemented the Knowledge Retention Program (PRC), aiming to provide personnel planning conditions and mitigate the impact of the exit of employees who possess strategic knowledge acquired throughout their career.

For those enrolled in the Program, the compliance with the agreements of the Collective Bargaining Agreement effective on the date of termination is thereby guaranteed. They will also receive a severance incentive proportional to the length of service at SABESP, corresponding to a percentage of the balance of the Guarantee Fund for Length of Service (FGTS), for termination purposes, on the date of termination.

In the second quarter of 2019, the Company wrote-off R$ 2,710, corresponding to the provision of compensatory payments of employees enrolled in the Program. As of June 30, 2019, the balance totaled R$ 170,996 (R$ 196,472 as of December 31, 2018), R$ 30,324 of which recorded under “Labor liabilities”, in current liabilities (R$ 74,324 as of December 31, 2018), and R$ 140,672 under “Labor liabilities”, in noncurrent liabilities (R$ 122,148 as of December 31, 2018).

23          Equity

(a)           Subscribed and paid-in capital

As of June 30, 2019 and December 31, 2018, subscribed and paid-in capital was represented by 683,509,869 registered, book-entry common shares with no par value, as follows:

	June 30, 2019		December 31, 2018
	Number of shares	%	Number of shares	%
State Department of Finance	343,524,285	50.26%	343,524,285	50.26%
Companhia Brasileira de Liquidação e Custódia	222,160,337	32.50%	212,612,143	31.10%
The Bank Of New York ADR Department (equivalent in shares) (*)	115,756,767	16.94%	125,278,967	18.33%
Other	2,068,480	0.30%	2,094,474	0.31%

Total	683,509,869	100.00%	683,509,869	100.00%

(*)          each ADR corresponds to 1 share.

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Notes to the Interim Financial Information

The Annual and Extraordinary General Meeting of April 29, 2019, approved the distribution of dividends as interest on capital, in the amount of R$ 792,187, the transfer of R$ 1,901,126 to “Investment Reserves”, corresponding to the balance of retained earnings, and the allocation of R$ 141,755 to “Legal Reserve”.

The payment of interest on capital in the amount of R$ 740,126, net of withholding income tax of R$ 52,061, totaling R$ 792,187, began in June 2019, with a paid amount of R$ 739,990.

24          Earnings per share

Basic and diluted

Basic earnings per share is calculated by dividing the equity attributable to the Company’s owners by the weighted average number of outstanding common shares during the year. The Company does not have potentially dilutive common shares outstanding or debts convertible into common shares. Accordingly, basic and diluted earnings per share are equal.

	April to June 2019	January to June 2019	April to June 2018	January to June 2018

Profit attributable to Company’s owners	454,375	1,101,666	181,886	762,317
Weighted average number of common shares issued	683,509,869	683,509,869	683,509,869	683,509,869

Basic and diluted earnings per share (reais per share)	0.66477	1.61178	0.26611	1.11530

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Notes to the Interim Financial Information

25          Operating segment information

Management, comprised of the Board of Directors and Board of Executive Officers, has determined the operating segment used to make strategic decisions, as sanitation services.

Result

	April to June 2019
	Sanitation (i)	Reconciliation to the income statement (ii)	Balance as per financial statements
Gross operating revenue	3,579,047	688,530	4,267,577
Gross sales deductions	(269,667)	-	(269,667)
Net operating revenue	3,309,380	688,530	3,997,910
Costs, selling, general and administrative expenses	(2,522,010)	(673,050)	(3,195,060)
Income from operations before other operating expenses, net and equity accounting	787,370	15,480	802,850
Other operating income/(expenses), net			(2,701)
Equity accounting			4,221
Financial result, net			(155,577)
Income before taxes			648,793
Depreciation and amortization	(424,538)	-	(424,538)

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Notes to the Interim Financial Information

	January to June 2019
	Sanitation (i)	Reconciliation to the income statement (ii)	Balance as per financial statements
Gross operating revenue	7,115,195	1,292,057	8,407,252
Gross sales deductions	(530,838)	-	(530,838)
Net operating revenue	6,584,357	1,292,057	7,876,414
Costs, selling, general and administrative expenses	(4,678,491)	(1,263,008)	(5,941,499)
Income from operations before other operating expenses, net and equity accounting	1,905,866	29,049	1,934,915
Other operating income/(expenses), net			5,126
Equity accounting			5,985
Financial result, net			(306,033)
Income from operations before taxes			1,639,993
Depreciation and amortization	(835,401)		(835,401)

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Notes to the Interim Financial Information

	April to June 2018
	Sanitation (i)	Reconciliation to the income statement (ii)	Balance as per financial statements
Gross operating revenue	3,249,849	667,045	3,916,894
Gross sales deductions	(244,660)	-	(244,660)
Net operating revenue	3,005,189	667,045	3,672,234
Costs, selling, general and administrative expenses	(1,965,457)	(652,048)	(2,617,505)
Income from operations before other operating expenses, net and equity accounting	1,039,732	14,997	1,054,729
Other operating income/(expenses), net			16,320
Equity accounting			877
Financial result, net			(837,234)
Income from operations before taxes			234,692
Depreciation and amortization	(326,987)	-	(326,987)

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Notes to the Interim Financial Information

	January to June 2018
	Sanitation (i)	Reconciliation to the income statement (ii)	Balance as per financial statements
Gross operating revenue	6,530,695	1,314,248	7,844,943
Gross sales deductions	(473,041)	-	(473,041)
Net operating revenue	6,057,654	1,314,248	7,371,902
Costs, selling, general and administrative expenses	(3,964,177)	(1,284,700)	(5,248,877)
Income from operations before other operating expenses, net and equity accounting	2,093,477	29,548	2,123,025
Other operating income/(expenses), net			27,812
Equity accounting			3,694
Financial result, net			(1,031,167)
Income from operations before taxes			1,123,364
Depreciation and amortization	(654,886)	-	(654,886)

(i)     See Note 31 for further information about non-cash items, other than depreciation and amortization that impact segment results, and for additional information to long-lived asset.

(ii)    Construction revenue and related costs not reported to the CODM.

Explanation on the reconciliation items for the financial statements.

The impacts on gross operating income and costs are as follows:

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Notes to the Interim Financial Information

	April to June 2019	January to June 2019	April to June 2018	January to June 2018

Gross revenue from construction recognized under ICPC 1 (R1) (a)	688,530	1,292,057	667,045	1,314,248
Construction costs recognized under ICPC 1 (R1) (a)	(673,050)	(1,263,008)	(652,048)	(1,284,700)

Construction margin	15,480	29,049	14,997	29,548

(a)   Revenue from construction is recognized in accordance with ICPC 01 (R1) / IFRIC 12 (Concession Agreements) and CPC 47 / IFRS 15 (Revenue from Contracts with Customers), as all performance obligations are satisfied over time. See Note 14 (e).

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Notes to the Interim Financial Information

26         Operating revenue

(a)    Revenue from sanitation services:

	April to June 2019	January to June 2019	April to June 2018	January to June 2018

Metropolitan Region of São Paulo	2,552,184	5,020,318	2,299,840	4,580,397
Regional systems	1,026,863	2,094,877	950,009	1,950,298
Total	3,579,047	7,115,195	3,249,849	6,530,695

(b)    Reconciliation between gross operating income and net operating income:

	April to June 2019	January to June 2019	April to June 2018	January to June 2018

Revenue from sanitation services (i)	3,579,047	7,115,195	3,249,849	6,530,695
Construction revenue	688,530	1,292,057	667,045	1,314,248
Sales tax	(254,613)	(501,135)	(231,189)	(446,099)
Regulation, Control and Oversight Fee (TRCF) (ii)	(15,054)	(29,703)	(13,471)	(26,942)
Net revenue	3,997,910	7,876,414	3,672,234	7,371,902

(i) Includes the amounts of R$ 16,958 from April to June 2019 and R$ 33,676 from January to June 2019 (R$ 15,835 from April to June 2018 and R$ 31,344 from January to June 2018), from the TRCF charged from customers from the municipalities regulated by ARSESP.

(ii)   Amount payable to ARSESP referring to regulation, control and oversight activities, pursuant to State Complementary Law 1,025/07.

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Notes to the Interim Financial Information

27          Operating costs and expenses

	April to June 2019	January to June 2019	April to June 2018	January to June 2018
Operating costs
Salaries, payroll charges and benefits	(567,718)	(1,067,266)	(496,738)	(954,325)
Pension obligations	(12,438)	(24,669)	(6,769)	(12,177)
Construction costs (Note 25)	(673,050)	(1,263,008)	(652,048)	(1,284,700)
General supplies	(68,426)	(123,526)	(51,543)	(103,691)
Treatment supplies	(75,736)	(162,429)	(61,427)	(137,358)
Outsourced services	(317,405)	(591,359)	(217,842)	(463,837)
Electricity	(278,585)	(561,019)	(228,119)	(449,356)
General expenses	(172,472)	(324,976)	(140,457)	(290,570)
Depreciation and amortization	(398,149)	(782,830)	(297,421)	(595,587)
	(2,563,979)	(4,901,082)	(2,152,364)	(4,291,601)

Selling expenses
Salaries, payroll charges and benefits	(81,396)	(151,418)	(75,802)	(146,556)
Pension obligations	(1,726)	(3,404)	(928)	(1,723)
General supplies	(1,954)	(3,674)	(1,110)	(2,541)
Outsourced services	(84,619)	(170,596)	(58,716)	(132,609)
Electricity	(343)	(710)	(285)	(599)
General expenses	(28,504)	(55,740)	(26,180)	(50,172)
Depreciation and amortization	(4,627)	(8,822)	(4,318)	(8,663)
	(203,169)	(394,364)	(167,339)	(342,863)

Bad debt expenses (Note 8 (c))	(80,815)	(88,575)	(58,067)	(106,698)

Administrative expenses
Salaries, payroll charges and benefits	(72,374)	(132,850)	(62,448)	(120,543)
Pension obligations	(35,908)	(72,967)	(37,498)	(74,811)
General supplies	(1,002)	(1,590)	(1,269)	(2,646)
Outsourced services	(52,341)	(114,585)	(42,989)	(100,291)
Electricity	(601)	(794)	(372)	(693)
General expenses	(138,209)	(150,219)	(55,409)	(127,553)
Depreciation and amortization	(21,762)	(43,749)	(25,248)	(50,636)
Tax expenses	(24,900)	(40,724)	(14,502)	(30,542)
	(347,097)	(557,478)	(239,735)	(507,715)

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Notes to the Interim Financial Information

	April to June 2019	January to June 2019	April to June 2018	January to June 2018
Operating costs and expenses
Salaries, payroll charges and benefits	(721,488)	(1,351,534)	(634,988)	(1,221,424)
Pension obligations	(50,072)	(101,040)	(45,195)	(88,711)
Construction costs (Note 25)	(673,050)	(1,263,008)	(652,048)	(1,284,700)
General supplies	(71,382)	(128,790)	(53,922)	(108,878)
Treatment supplies	(75,736)	(162,429)	(61,427)	(137,358)
Outsourced services	(454,365)	(876,540)	(319,547)	(696,737)
Electricity	(279,529)	(562,523)	(228,776)	(450,648)
General expenses	(339,185)	(530,935)	(222,046)	(468,295)
Depreciation and amortization	(424,538)	(835,401)	(326,987)	(654,886)
Tax expenses	(24,900)	(40,724)	(14,502)	(30,542)
Bad debt expenses (Note 8 (c))	(80,815)	(88,575)	(58,067)	(106,698)
Total	(3,195,060)	(5,941,499)	(2,617,505)	(5,248,877)

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Notes to the Interim Financial Information

28         Financial income (expenses)

	April to June 2019	January to June 2019	April to June 2018	January to June 2018
Financial expenses
Interest and charges on borrowings and financing – local currency	(77,763)	(158,931)	(84,425)	(162,594)
Interest and charges on borrowings and financing – foreign currency	(41,068)	(83,529)	(47,211)	(83,770)
Other financial expenses	(91,687)	(171,322)	(23,594)	(46,497)
Income tax over international remittance	(4,353)	(9,021)	(5,426)	(9,940)
Inflation adjustment on borrowings and financing	(13,307)	(29,999)	(12,689)	(32,338)
Other inflation adjustments	(30,429)	(41,609)	(10,222)	(19,986)
Interest and inflation adjustments on provisions	(49,651)	(66,324)	(528)	12,013
Total financial expenses	(308,258)	(560,735)	(184,095)	(343,112)

Financial income
Inflation adjustment gains	24,732	50,542	43,509	58,262
Income on short-term investments	38,233	77,208	46,753	84,331
Interest income	34,139	77,301	59,453	88,120
Cofins and Pasep	(4,555)	(9,574)	(7,713)	(11,479)
Other	4	7	2	3
Total financial income	92,553	195,484	142,004	219,237

Financial income (expenses), net before exchange rate changes	(215,705)	(365,251)	(42,091)	(123,875)

Net exchange gains (losses)
Exchange rate changes on borrowings and financing	58,806	58,631	(797,339)	(909,354)
Exchange rate changes on assets	1,322	591	2,196	2,062
Other exchange rate changes	-	(4)	-	-

Exchange rate changes, net	60,128	59,218	(795,143)	(907,292)

Financial income (expenses)	(155,577)	(306,033)	(837,234)	(1,031,167)

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Notes to the Interim Financial Information

29         Other operating income (expenses), net

	April to June 2019	January to June 2019	April to June 2018	January to June 2018

Other operating income, net	20,831	34,216	36,996	54,421
Other operating expenses	(23,532)	(29,090)	(20,676)	(26,609)

Other operating income (expenses), net	(2,701)	5,126	16,320	27,812

Other operating income is comprised by sale of property, plant and equipment, sale of contracts awarded in public bids, right to sell electricity, indemnities and reimbursement of expenses, fines and collaterals, property leases, reuse water, PURA projects and services, net of Cofins and Pasep.

Other operating expenses consist mainly of derecognition of concessions assets due to obsolescence, discontinued construction works, unproductive wells, projects considered economically unfeasible, losses on property, plant and equipment and exceeding cost of electricity sold.

30         Commitments

The Company has agreements to manage and maintain its activities, as well as agreements to build new projects aiming at achieving the objectives proposed in its target plan. Below, the main committed amounts as of June 30, 2019:

	1 year	1-3 years	3-5 years	More than 5 years	Total
Contractual obligations - Expenses	1,085,824	1,759,370	290,387	1,121,772	4,257,353
Contractual obligations - Investments	1,877,099	3,353,651	1,376,814	6,023,961	12,631,525
Total	2,962,923	5,113,021	1,667,201	7,145,733	16,888,878

The main commitment refers to the São Lourenço PPP. See Note 14 (g).

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Notes to the Interim Financial Information

31          Supplemental cash flow information

	January to June 2019	January to June 2018

Total additions of contract assets (Note 13)	1,390,646	1,433,695
Total additions to intangible assets (Note 14 (b))	214,176	3,531

Items not affecting cash (see breakdown below)	(703,327)	(635,724)

Total additions to intangible assets and contract assets as per statement of cash flows	901,495	801,502

Investments and financing operations affecting intangible assets but not cash:
Interest capitalized in the period (Note 14 (d))	133,010	290,716
Contractors payable	319,793	174,994
Program contract commitments	104,931	866
Public-Private Partnership – São Lourenço PPP (Note 14 (g))	10,590	137,505
Leases	105,954	2,095
Construction margin (Note 25)	29,049	29,548
Total	703,327	635,724

32         Events after the reporting period

  24th Debenture Issue

On July 24, 2019, the Company concluded the 24th debenture issue, regulated by Law 12,431/11, the main feature of which is the exemption of income tax to individuals, in the amount of R$ 400 million, as follows:

	Value	Rate	Term
Series 1	100,000	IPCA + 3.20% p.a.	7 years
Series 2	300,000	IPCA + 3.37% p.a.	10 years
Total	400,000

  Santo André

On July 31, 2019, the Company signed a Public Service Provision Agreement between the São Paulo State and the Municipality of Santo André, and a Debt Payment and Receipt Consent Decree between the Santo André Environmental Sanitation Municipal Service (Semasa) and the Municipality of Santo André.

The main purposes of the Consent Decree and the Agreement are the transfer of the Municipality’s water supply and sewage services to SABESP, for 40 years, and the suspension by SABESP of the judicial collection of Semasa’s debt, with undisputed nominal value of R$ 3.5 billion in June 2019.

By means of the Consent Decree and the simultaneous signature of the Agreement, SABESP, the Municipality of Santo André and Semasa agree that the Debt will be paid upon transfer of the Municipality’s Services to SABESP for 40 years. By means of this operation, Semasa’s assets and the assets linked to the Services will also be transferred to SABESP, which will directly exploit said Services.

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Notes to the Interim Financial Information

The main aspects of the Consent Decree are:

• Withdrawal by the Municipality and Semasa of any pending appeals in existing lawsuits between the parties, in addition to other measures provided for in the Consent Decree;

• Suspension of the judicial collection of the debt;

• A discount of R$ 600 million on registered warrants to be issued will be granted, applied on fines and interest. Issued registered warrants and those to be issued as a result of the signature of the Consent Decree will be suspended during the validity of the Agreement and will be given as a guarantee of full  compliance with the Consent Decree;

• The amount collateralized will be progressively reduced over the term of the Agreement, until it expires at the end of the 40 years;

• If the provision of Services is interrupted before the expiration of the Agreement term, said registered warrants will return to their original position and charged;

• Additional conditions to the Consent Decree:

a)     Transfer of R$ 70 million by SABESP to the Municipality of Santo André to settle administrative costs and end the Services provided by Semasa;

b)     All Semasa’s permanent staff will be temporarily assigned to SABESP for six months. From the seventh month on, 400 Semasa employees will remain at SABESP for a maximum period of four years and SABESP will be responsible for all costs related to the assignments.

The main aspects of the Agreement are as follows:

• Water supply and sewage collection, removal and treatment Services were granted to SABESP;

• Planning will be shared between the São Paulo State and the Municipality of Santo André, as defined in the Agreement signed by the São Paulo State Government and the Municipality of Santo André, which establishes a joint management between federal entities;

• The Services were granted to SABESP by the Municipality of Santo André and the São Paulo State by means of a tripartite agreement, following the same principles of metropolitan contracts already signed in the region;

• The regulation (including tariffs), control and inspection of the services were delegated to the Sanitation and Energy Regulatory Agency of the São Paulo State (ARSESP);

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Notes to the Interim Financial Information

• The tariff applicable to Santo André will follow the tariff table for the Metropolitan Region of São Paulo beginning in January 2021;

• The Agreement also establishes: a) SABESP’s commitment to invest R$ 917 million (nominal current values) in the next 40 years;

a) Transfer of R$ 90 million by SABESP, in two installments in the first year of the agreement, to the Municipal Environmental Sanitation and Infrastructure Fund (FMSAI) created by the Santo André Municipal Government; and

 b) Transfer by SABESP of 4% of net revenue earned in the Municipality of Santo André as from the second year of the Agreement, the proceeds of which will also be allocated to FMSAI and transferred to the tariff, as permitted by ARSESP.

• Water Supply and Sewage Service Contracts (“Program Contract”)

In July 2018, the Company renewed Program Contracts with the municipalities of Alambari, Bertioga, Itanhaém, Lavrinhas, Mongaguá and Peruíbe, all of them for a 30-year period.

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Comments on the Company’s Projections

Comments on the Company’s projections

The projections presented in the Reference Form are annual and not on a quarterly basis. Therefore, the quarterly comparison between information disclosed in the Reference Form with quarterly results shall not apply.

The projections monitoring occurs on annual basis and are disclosed in the Reference Form.

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Other Information Deemed as Relevant by the Company

1.        CHANGES IN INTEREST HELD BY THE CONTROLLING SHAREHOLDER, BOARD MEMBERS AND EXECUTIVE OFFICERS

CONSOLIDATED SHAREHOLDING OF CONTROLLING SHAREHOLDERS, MANAGEMENT AND OUTSTANDING SHARES Position as of 6/30/2019
Shareholder	Number of Common Shares (units)%		Total Number of Shares (units)%
Controlling Shareholder
Treasury Department	343,524,285	50.3%	343,524,285	50.3%
Management
Board of Directors	3,000	0.0%	3.000	0.0%
Board of Executive Officers	-	-	-	-

Fiscal Council	2	0.0%	2	0.0%

Treasury Shares	-	-	-	-

Other Shareholders

Total	343,527,287	50.3%	343,527,287	50.3%

Outstanding Shares	339,982,582	49.7%	339,982,582	49.7%

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Other Information Deemed as Relevant by the Company

CONSOLIDATED SHAREHOLDING OF CONTROLLING SHAREHOLDERS, MANAGEMENT AND OUTSTANDING SHARES Position as of 30/06/2018
Shareholder	Number of Common Shares (units)%		Total Number of Shares (units)%
Controlling Group
Treasury Department	343,524,285	50.3%	343,524,285	50.3%
Cesp - Companhia Energética De São Paulo	4,272	0.00%	4,272	0.00%
Companhia Paulista de Parcerias - CPP	6	0.00%	6	0.00%
Management
Board of Directors	-	-	-	-
Board of Executive Officers	-	-	-	-

Fiscal Council	64	0.00%	64	0.00%

Treasury Shares	-	-	-	-

Other Shareholders

Total	343,528,627	50.3%	343,528,627	50.3%

Outstanding Shares	339,981,242	49.7%	339,981,242	49.7%

2.       SHAREHOLDING POSITION

SHAREHOLDING POSITION OF HOLDERS OF MORE THAN 5% OF EACH TYPE AND CLASS OF COMPANY SHARES, UP TO THE INDIVIDUAL LEVEL
Company: CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO			Position as of 6/30/2019 (Number of shares)
	Common shares		Total
Shareholder	Number of shares	%	Number of shares	%
Treasury Department	343,524,285	50.3	343,524,285	50.3

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Reports and Statements / Unqualified Reports on Special Review

Review report on the interim financial information – ITR

To the Board of Directors, Shareholders and Management of

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

São Paulo - SP

Introduction

We have reviewed the interim financial information of Companhia de Saneamento Básico do Estado de São Paulo – SABESP (“The Company”), included in the Quarterly Financial Information – ITR referring to the quarter ended June 30, 2019, comprising the financial position as of June 30, 2019 and the statements of income and comprehensive income for the three and six-month periods then ended and changes in equity and cash flows for the six-month period then ended, including the explanatory notes.

Management is responsible for the preparation of the interim financial information in accordance with accounting standard CPC 21(R1) - Interim Financial Reporting and IAS 34 - Interim Financial Reporting, as issued by the International Accounting Standards Board - IASB, as well as for the presentation of this information in accordance with the standards issued by the Brazilian Securities and Exchange Commission - CVM, applicable to the preparation of Quarterly Financial Information - ITR. Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of Review

We conducted our review in accordance with the Brazilian and International standards on review engagements (NBC TR 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for the financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with the auditing standards and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim financial information included in the Quarterly Information Form - ITR referred to above is not prepared, in all material respects, in accordance with CPC 21(R1) and IAS 34, issued by the IASB applicable to the preparation of Quarterly Financial Information - ITR, and presented in accordance with the standards issued by the Brazilian Securities and Exchange Commission - CVM.

Other matters - Statement of value added

We have also reviewed the statement of value added (DVA) for the six-month period ended June 30, 2019, prepared under the responsibility of the Company’s management, whose presentation on the interim financial information is required in accordance with the standards issued by the Brazilian Securities and Exchange Commission – CVM applicable to the preparation of Quarterly Financial Information - ITR, and considered as supplementary information by ISA 34, was subject to the same review procedures performed together with the review of the Quarterly Financial I information - ITR of the Company. In forming our conclusion, we evaluated if this statement is reconciled with the interim financial information and accounting records as applicable, and if it is form and presentation is in accordance with the criteria defined by Technical Pronouncement CPC 09 – Statement of value added. Based on our review, nothing has come to our attention that causes us to believe that it is not prepared, in all material respects, in accordance with the interim financial information taken as a whole.

São Paulo, August 14, 2019

KPMG Auditores Independentes

CRC SP-014428/O-6

(Original report in Portuguese signed by)

Bernardo Moreira Peixoto Neto

Accountant  CRC RJ-064887/O-8

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Reports and Statements / Executive Officers’ Statement on the Financial Statements

Executive Officers’ Statement on the Interim Financial Information

STATEMENT

The Executive Officers of Companhia de Saneamento Básico do Estado de São Paulo - SABESP, with Corporate Taxpayers’ ID (CNPJ/MF) no. 43.776.517/0001-80, headquartered at Rua Costa Carvalho, nº 300, Pinheiros, São Paulo, declare that, pursuant to paragraph 1, article 25, items V and VI of CVM Instruction 480, of December 7, 2009, that:

They revised, discussed and agreed with the interim financial information for the period ended June 30, 2019.

São Paulo, August 14, 2019.

Companhia de Saneamento Básico do Estado de São Paulo – SABESP

Benedito Pinto Ferreira Braga Junior

Chief Executive Officer

Rui de Britto Álvares Affonso

Chief Financial and Investor Relations Officer

Adriano Candido Stringhini

Corporate Management Officer

Edison Airoldi

Technology, Project and Environment Officer

Paulo Massato Yoshimoto

Metropolitan Officer

Ricardo Daruiz Borsari

Regional System Officer

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Reports and Statements / Executive Officers’ Statement on the Report of Independent Registered Public Accounting Firm

Executive Officers’ Statement on the Report of Independent Registered Public Accounting Firm

STATEMENT

The Executive Officers of Companhia de Saneamento Básico do Estado de São Paulo - SABESP, with Corporate Taxpayer’s ID (CNPJ/MF) no. 43.776.517/0001-80, headquartered at Rua Costa Carvalho, nº 300, Pinheiros, São Paulo, declare that, pursuant to paragraph 1, article 25, items V and VI, of CVM Instruction 480, of December 7, 2009, that:

They revised, discussed and agreed with the Report of Independent Registered Public Accounting Firm on the interim financial information for the period ended June 30, 2019.

São Paulo, August 14, 2019.

Companhia de Saneamento Básico do Estado de São Paulo – SABESP

Benedito Pinto Ferreira Braga Junior

Chief Executive Officer

Rui de Britto Álvares Affonso

Chief Financial and Investor Relations Officer

Adriano Candido Stringhini

Corporate Management Officer

Edison Airoldi

Technology, Project and Environment Officer

Paulo Massato Yoshimoto

Metropolitan Officer

Ricardo Daruiz Borsari

Regional Systems Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: August 27, 2019

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.